Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among:

HEAT BIOLOGICS, INC.,
a Delaware corporation;

HEAT ACQUISITION SUB 1, INC.
a Delaware corporation;

ELUSYS THERAPEUTICS, INC.,
a Delaware corporation; and

FORTIS ADVISORS LLC, as Stockholders’ Representative

Dated as of December 20, 2021

i

(continued)

Section 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	42

3.1.	Due Organization; Subsidiaries	42
3.2.	Organizational Documents	43
3.3.	Authority; Binding Nature of Agreement	43
3.4.	Non-Contravention; Consents	43
3.5.	SEC Filings; Financial Statements	44
3.6.	Legal Proceedings; Orders	45
3.7.	Disclaimer of Other Representations or Warranties	46
3.8.	No Financial Advisor	46

Section 4.	CERTAIN COVENANTS OF THE PARTIES	46

4.1.	Operation of the Company’s Business	46
4.2.	Access and Investigation	48
4.3.	Company Non-Solicitation	49
4.4.	Notification of Certain Matters	50
4.5.	Code Section 280G Approval	50

Section 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	51

5.1.	Company Stockholder Written Consent	51
5.2.	Regulatory Approvals	52
5.3.	Company Options	53
5.4.	Employee Benefits	53
5.5	Certain Refunds, Credits and True-Up Payments	54
5.6	Company Closing Cash Balance	55
5.7.	Additional Agreements	55
5.8.	Disclosure	56
5.9.	Directors and Officers	57
5.10.	Termination of Certain Agreements and Rights	57
5.11.	Cooperation	57
5.12.	Allocation Certificate	57
5.13.	Company Financial Statements	58
5.14.	Stockholder Litigation	58
5.15.	Certain D&O Matters	58

Section 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	59

6.1.	No Restraints	59
6.2.	Stockholder Approval	60
6.3.	Government Contracts	60

ii

(continued)

Section 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	60

7.1.	Accuracy of Representations	60
7.2.	Performance of Covenants	61
7.3.	Documents	61
7.4.	FIRPTA Certificate	62
7.5.	No Company Material Adverse Effect	62
7.6.	Dissenting Shares	62
7.7.	Consents	62
7.8.	No Stockholder Litigation	62

Section 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	62

8.1.	Accuracy of Representations	62
8.2.	Performance of Covenants	63
8.3.	Documents	63
8.4.	No Parent Material Adverse Effect	63
8.5.	Consents	63

Section 9.	TERMINATION	63

9.1.	Termination	63
9.2.	Effect of Termination	64
9.3.	Termination Fee	65

Section 10.	SURVIVAL AND INDEMNIFICATION	66

10.1.	Survival of Representations and Covenants	66
10.2.	Indemnification of Indemnitees	67
10.3.	Limitations	68
10.4.	Defense of Third Part Claims	70
10.5.	Indemnification Claim Procedures	71
10.6.	Exercise of Remedies Other Than by Parent	73
10.7.	Tax Treatment of Indemnification	73
10.8.	Exclusive Remedy	73

Section 11.	TAX MATTERS	73

11.1.	Tax Returns	73
11.2.	Payment of Taxes	74

iii

(continued)

Section 12.	MISCELLANEOUS PROVISIONS	75

12.1.	Covenants of Parent; Certain other Matters	75
12.2.	Amendment	77
12.3.	Waiver	77
12.4.	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	77
12.5.	Applicable Law	78
12.6.	Attorneys’ Fees	78
12.7.	Assignability	78
12.8.	Notices	78
12.9.	Cooperation	79
12.10.	Severability	79
12.11.	Other Remedies; Specific Performance	80
12.12.	No Third Party Beneficiaries	80
12.13.	Stockholders’ Representative	80
12.14.	Submission to Jurisdiction; Waiver of Jury Trial	83
12.15.	Construction	84
12.16.	Waiver of Conflicts Regarding Representation	85
12.17.	Fees and Expenses	86

iv

Schedules:
Schedule A	List of Projected Income and Expenses of Surviving Corporation
Schedule B	List of Certain Nonbinding Estimates
Exhibits:
Exhibit A	Definitions
Exhibit B	Amended and Restated Certificate of Incorporation of Surviving Corporation

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of December 20, 2021, by and among HEAT BIOLOGICS, INC., a Delaware corporation (“Parent”), HEAT ACQUISITION SUB 1, INC., a Delaware corporation and wholly owned subsidiary of Heat Biologics, Inc., which is a wholly owned subsidiary of Parent (“Merger Sub”), ELUSYS THERAPEUTICS, INC., a Delaware corporation (the “Company”) and FORTIS ADVISORS LLC, a Delaware limited liability company, in its capacity as Stockholders’ Representative (as hereinafter defined). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. Because the Company will be a subsidiary of Parent after the Merger, with access to Parent’s broader capabilities and resources (which will then also include Key Employees of the Company retained by the Company), the Parties believe the Merger will enable the Company to (i) fully perform its current Letter Contract #75A50121C00073 dated August 6, 2021 for U.S. DHHS/ASPR/SNS with respect to the Strategic National Stockpile program and the supply of Anthim, an anthrax antitoxin, and (ii) continue or even enhance the development and production of the Anthim Product, both of which are in the public interest.

C. The Parent Board has duly established a special committee of the Parent Board consisting only of independent and disinterested directors of Parent (the “Special Committee”) to, among other things, review, evaluate, and issue recommendations on any proposed combination of Parent (or its Affiliate) and the Company, and, if deemed appropriate by the Special Committee, negotiate the terms of any such combination and recommend a definitive agreement reflecting the terms of such combination and the transactions contemplated thereby for adoption and approval by the Parent Board.

D. The Special Committee has unanimously (i) determined that the Merger is fair to, advisable, and in the best interests of Parent and its stockholders and (ii) resolved to recommend that the Parent Board (x) declare this Agreement and the Contemplated Transactions advisable, and (y) approve and adopt this Agreement and the Contemplated Transactions, including the Merger (the “Special Committee Recommendation”).

E. The Parent Board, acting upon the Special Committee Recommendation, has, (i) declared advisable this Agreement and the Contemplated Transactions and (ii) approved and adopted this Agreement and the Contemplated Transactions.

F. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

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G. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions; and (iii) recommended, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the Key Employees is entering into a new letter agreement with Company, to be effective as of (and subject to the occurrence of) the Effective Time.

I. The parties have prepared Schedule B with certain nonbinding estimates of certain anticipated payment or receipt amounts (many or all of which are already addressed by terms of this Agreement). Such Schedule B shall have no legal force or effect and is solely an attempt by the parties to provide each other with nonbinding estimates. The inclusion or omission of any item from Schedule B, or the amount of any estimates therein, shall not in any way affect the treatment of any such matters under the terms of this Agreement. Solely as an example, Schedule B includes estimates of certain anticipated True-Up Payments and Tax refunds; notwithstanding such fact, the actual Agreement (including its Section 5.5) shall govern the treatment of any True-Up Payments and Tax refunds actually received (regardless of whether such actual True-Up Payments and Tax refunds were listed on such Schedule B or whether the estimates were inaccurate).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). In connection and immediately prior to the Merger, the Company shall repurchase certain shares of its outstanding capital stock (with corresponding payments therefor to the applicable stockholders) as provided in the Repurchase Agreement (the “Pre-Closing Redemption”). The parties agree the Pre-Closing Redemption is an integral part of the transactions contemplated hereunder, including specifically the Merger, and agree to (a) treat the Pre-Closing Redemption as part of an integrated transaction with the Merger for all tax purposes, and (b) report consistently with such treatment for such purposes unless otherwise required under applicable law.

1.2. Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

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1.3. Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4. Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth as Exhibit B attached hereto, until thereafter amended as provided by the DGCL;

(b) the bylaws of the Surviving Corporation shall be amended in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(c) the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent and one “Stockholder Designee” director of the Company as set forth in Section 5.8, after giving effect to the provisions of Section 5.8 and the Parent shall have the right, in its sole discretion to appoint additional directors or replace directors that it appoints.

1.5. Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub immediately prior to the Effective Time (including all shares repurchased pursuant to the Repurchase Agreement) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

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(ii) each share of Company Series D Convertible Preferred Stock and Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares, collectively, the “Excluded Shares”) shall be cancelled and automatically converted solely into the right to receive (A) the Initial Cash Per Share Amount, (B) the Second Cash Per Share Amount, (C) the sum of all Per Share Milestone Consideration, if any attributable to such share and (D) the Series D & E Convertible Preferred Per Share Earn Out Amount, if any, payable to the holder of such shares, upon delivery, in the manner provided in Section 1.7, of the Letter of Transmittal and the certificate (if any) that formerly evidenced such Company Series D Convertible Preferred Stock or Series E Convertible Preferred Stock (the consideration contemplated by subclauses (A), (B), (C) and (D)together, the “Preferred Merger Consideration”);

(iii) each share of Company Series E Junior Convertible Preferred Stock outstanding immediately prior to the Effective Time (excluding the Excluded Shares) shall be cancelled and automatically converted solely into the right to receive the Series E Junior Convertible Preferred Per Share Earn Out Amount, if any, payable to the holder of such shares, upon delivery, in the manner provided in Section 1.7, of the Letter of Transmittal and the certificate (if any) that formerly evidenced such Company Series E Junior Convertible Preferred Stock (the consideration contemplated by this clause (iii), the “Series E Junior Convertible Preferred Stock Merger Consideration”); and

(iv) each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding the Excluded Shares) shall be cancelled and automatically converted solely into the right to receive the Common Stock Per Share Earn Out Amount, if any, payable to the holder of such shares, upon delivery, in the manner provided in Section 1.7, of the Letter of Transmittal and the certificate (if any) that formerly evidenced such Company Common Stock (the consideration contemplated by this clause (iv), the “Common Merger Consideration”, and the Common Merger Consideration together with the Preferred Merger Consideration and Series E Junior Convertible Preferred Stock Merger Consideration, the “Merger Consideration”).

(b) all outstanding shares of Company Common Stock and Company Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (i) each share of Company Common Stock and Company Preferred Stock that was, immediately prior to the Merger Effective Time, represented by a Certificate (each, a “Certificate”) and (ii) each uncertificated share of Company Common Stock and Company Preferred Stock which, immediately prior to the Merger Effective Time, was registered to a holder on the stock transfer books of the Company and not represented by a certificate (“Uncertificated Shares”), shall (in each case, other than with respect to Excluded Shares) thereafter represent only the right to receive the Merger Consideration. All Company Options outstanding immediately prior to the Effective Time under the Company Plans shall be cancelled and of no further force and effect.

(c) Each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

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1.6. Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time is presented to the Paying Agent or to the Surviving Corporation, such Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.

1.7. Surrender of Certificates; Certain Payment Matters.

(a) On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger which shall be Continental Stock Transfer & Trust Company, Parent’s transfer agent, unless otherwise mutually agreed by the Parties (the “Paying Agent”) and enter into a payment agreement, in form and substance reasonably acceptable to the Parent and the Company, with such Paying Agent. Promptly after the Effective Time, the Parties shall cause the Paying Agent to mail to the Persons who were record holders of shares of Company Capital Stock (as of immediately prior to the Effective Time) that were converted into the right to receive the Merger Consideration: (i) a Letter of Transmittal in customary form and containing such provisions as Parent and the Company may reasonably agree (including a provision confirming that delivery of Company Stock Certificates or Uncertificated Shares shall be effected, and risk of loss and title to Company Stock Certificates or Uncertificated Shares shall pass, only upon proper delivery of such Company Stock Certificates to the Paying Agent); and (ii) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares of Company Preferred Stock and Common Stock in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Section 1. Upon surrender of Certificates or Uncertificated Shares (as applicable) for cancellation to the Paying Agent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor the applicable Merger Consideration. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 1.7(a). Until surrendered as contemplated by this Section 1.7(a), each Certificate and Uncertificated Shares shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration. If any Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide an applicable affidavit with respect to such Certificate that includes an obligation of such owner to indemnify Parent against any claim suffered by Parent related to the lost, stolen or destroyed Certificate or any Parent Common Stock issued in exchange therefor and any other information that Parent may reasonably request (but no bond or other security shall be required). In the event of a transfer of ownership of a Certificate that is not registered in the transfer records of the Company or Uncertificated Shares, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Certificate so surrendered or Uncertificated Shares is registered if such Certificate or applicable transfer forms shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Certificates. In consideration of, among other things, the entry into this Agreement by Parent, the Company, and Merger Sub and the consummation of the Contemplated Transactions and each holder of Company Preferred Stock and Common Stock being entitled to receive the Merger Consideration payable pursuant to this Agreement, each holder of Company Preferred Stock and Common Stock shall execute and deliver to Parent a release in the form set forth in the Letter of Transmittal, which obligation may be satisfied by the execution and delivery of the Letter of Transmittal in accordance with this Section 1.7(a) (the “LOT Release”). The LOT Release shall be effective as of the Effective Time and shall be a condition precedent to such holder’s receipt of the Merger Consideration pursuant to this Agreement.

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(b) At the Effective Time, Parent shall deposit with the Paying Agent an amount of cash equal to the Initial Cash Merger Consideration, which shall be disbursed by the Paying Agent to the holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (in accordance with their respective Preference Percentages) promptly upon receipt by the Paying Agent of their respective executed Letters of Transmittal and any other required documents (including Certificates, if applicable). The Company and Parent shall agree on the final calculation of the Initial Cash Merger Consideration prior to Closing.

(c) Upon achievement of the First Milestone Payment Event, both the First Milestone Payment Amount and the Second Cash Merger Consideration shall become due and payable. In such event, Parent or its designee shall provide notice to the Paying Agent and Stockholders’ Representative of the occurrence of the First Milestone Payment Event (the “First Milestone Occurrence Notice”), which notice shall (i) indicate that the First Milestone Payment Event has occurred, (ii) specify a payment date for the First Milestone Payment Amount and Second Cash Merger Consideration, no later than 45 days after the occurrence of the First Milestone Payment Event (the “First Payment Date”), and (iii) specify the First Milestone Payment Amount and Second Cash Merger Consideration amount including any Adjustments that were taken. On or before the First Payment Date, Parent shall deliver to the Paying Agent an amount in cash equal to the aggregate First Milestone Payment Amount plus the Second Cash Merger Consideration amount and an update to the Allocation Certificate prepared by the Stockholders’ Representative reflecting the name, address and wiring instructions (or instruction to mail a check) for each recipient and the amount the recipient is to receive. The Paying Agent shall promptly (and in no event later than five Business Days after receipt thereof by the Paying Agent) send to each holder of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock entitled to receive Merger Consideration who has surrendered to the Paying Agent its Letter of Transmittal (and Certificates, if applicable), at its address set forth in the Allocation Certificate, as updated, a copy of the First Milestone Occurrence Notice, and an amount in cash equal to the Per Share First Milestone Payment Amount plus the Second Cash Per Share Amount with respect to each share of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock held by such holder (by wire transfer to the accounts, or by check, as specified in the updated Allocation Certificate). For any such holder who has not yet surrendered its Letter of Transmittal (and Certificates, if applicable), the Paying Agent shall instead make the foregoing payment to such holder promptly upon receipt by the Paying Agent of its executed Letter of Transmittal and other required documents (including Certificates, if applicable). Notwithstanding the foregoing: (x) Parent shall comply with the notice and access requirements of the Payment Dispute Schedule before the Paying Agent makes any payment under this paragraph; (y) if the Stockholders’ Representative delivers a Dispute Notice within the period provided in the Payment Dispute Schedule, then Parent and the Stockholders’ Representative shall comply with the provisions of the Payment Dispute Schedule to resolve such dispute prior to any payment by the Paying Agent under this paragraph; and (z) following resolution of any such dispute, the First Milestone Payment Amount, Second Cash Merger Consideration amount, First Payment Date, Per Share First Milestone Payment Amounts and Second Cash Per Share Amounts shall be adjusted as provided in such Payment Dispute Schedule. Once the First Milestone Payment Amount, Second Cash Merger Consideration amount, Per Share First Milestone Payment Amounts and Second Cash Per Share Amounts are agreed, it is agreed and understood that the Stockholders’ Representative shall be solely responsible for determining the former equity holders of the Company who are entitled to such payments of Merger Consideration and the amount each is entitled to (which it shall reflect in the updated Allocation Certificate). For the avoidance of doubt, payment of the Second Cash Merger Consideration is not contingent upon the occurrence of a First Milestone Payment Event; if no First Milestone Payment Event ever occurs, then payment of the Second Cash Merger Consideration under this Section 1.7(c) shall instead take place at completion of the Reconciliation Adjustment Event (but otherwise calculated and paid as provided in this Section).

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(d) Upon achievement of the Second Milestone Payment Event the Second Milestone Payment Amount shall become due and payable. In such event, Parent or its designee shall provide notice to the Paying Agent and Stockholders’ Representative of the occurrence of the Second Milestone Payment Event (the “Second Milestone Occurrence Notice”), which notice shall (i) indicate that the Second Milestone Payment Event has occurred, (ii) specify a payment date for the Second Milestone Payment Amount, no later than 45 days after the occurrence of the Second Milestone Payment Event (the “Second Payment Date”), and (iii) specify the Second Milestone Payment Amount including any Adjustments that were taken. On or before the Second Payment Date, Parent shall deliver to the Paying Agent an amount in cash equal to the aggregate Second Milestone Payment Amount and an update to the Allocation Certificate prepared by the Stockholders’ Representative reflecting the name, address and wiring instructions (or instruction to mail a check) for each recipient and the amount the recipient is to receive. The Paying Agent shall promptly (and in no event later than five Business Days after receipt thereof by the Paying Agent) send to each holder of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock entitled to receive Merger Consideration who has surrendered to the Paying Agent its Letter of Transmittal (and Certificates, if applicable), at its address set forth in the Allocation Certificate, as updated, a copy of the Second Milestone Occurrence Notice, and an amount in cash equal to the Per Share Second Milestone Payment Amount with respect to each share of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock held by such holder (by wire transfer to the accounts, or by check, as specified in the updated Allocation Certificate). For any such holder who has not yet surrendered its Letter of Transmittal (and Certificates, if applicable), the Paying Agent shall instead make the foregoing payment to such holder promptly upon receipt by the Paying Agent of its executed Letter of Transmittal and other required documents (including Certificates, if applicable). Notwithstanding the foregoing: (x) Parent shall comply with the notice and access requirements of the Payment Dispute Schedule before the Paying Agent makes any payment under this paragraph; (y) if the Stockholders’ Representative delivers a Dispute Notice within the period provided in the Payment Dispute Schedule, then Parent and the Stockholders’ Representative shall comply with the provisions of the Payment Dispute Schedule to resolve such dispute prior to any payment by the Paying Agent under this paragraph; and (z) following resolution of any such dispute, the Second Milestone Payment Amount, Second Payment Date and the Per Share Second Milestone Payment Amounts shall be adjusted as provided in such Payment Dispute Schedule. Once the Second Milestone Payment Amount and the Per Share Second Milestone Payment Amounts are agreed, it is agreed and understood that the Stockholders’ Representative shall be solely responsible for determining the former equity holders of the Company who are entitled to such payments of Merger Consideration and the amount each is entitled to (which it shall reflect in the updated Allocation Certificate).

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(e) Upon achievement of the Third Milestone Payment Event the Third Milestone Payment Amount shall become due and payable. In such event, Parent or its designee shall provide notice to the Paying Agent and Stockholders’ Representative of the occurrence of the Third Milestone Payment Event (the “Third Milestone Occurrence Notice”), which notice shall (i) indicate that the Third Milestone Payment Event has occurred, (ii) specify a payment date for the Third Milestone Payment Amount, no later than 45 days after the occurrence of the Third Milestone Payment Event (the “Third Payment Date”), and (iii) specify the Third Milestone Payment Amount including any Adjustments that were taken. On or before the Third Payment Date, Parent shall deliver to the Paying Agent an amount in cash equal to the aggregate Third Milestone Payment Amount and an update to the Allocation Certificate prepared by the Stockholders’ Representative reflecting the name, address and wiring instructions (or instruction to mail a check) for every recipient and the amount the recipient is to receive. The Paying Agent shall promptly (and in no event later than five Business Days after receipt thereof by the Paying Agent) send to each holder of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock entitled to receive Merger Consideration who has surrendered to the Paying Agent its Letter of Transmittal (and Certificates, if applicable), at its address set forth in the Allocation Certificate, as updated, a copy of the Third Milestone Occurrence Notice, and an amount in cash equal to the Per Share Third Milestone Payment Amount with respect to each share of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock held by such holder (by wire transfer to the accounts, or by check, as specified in the updated Allocation Certificate). For any such holder who has not yet surrendered its Letter of Transmittal (and Certificates, if applicable), the Paying Agent shall instead make the foregoing payment to such holder promptly upon receipt by the Paying Agent of its executed Letter of Transmittal and other required documents (including Certificates, if applicable). Notwithstanding the foregoing: (x) Parent shall comply with the notice and access requirements of the Payment Dispute Schedule before the Paying Agent makes any payment under this paragraph; (y) if the Stockholders’ Representative delivers a Dispute Notice within the period provided in the Payment Dispute Schedule, then Parent and the Stockholders’ Representative shall comply with the provisions of the Payment Dispute Schedule to resolve such dispute prior to any payment by the Paying Agent under this paragraph; and (z) following resolution of any such dispute, the Third Milestone Payment Amount, Third Payment Date and the Per Share Third Milestone Payment Amounts shall be adjusted as provided in such Payment Dispute Schedule. Once the Third Milestone Payment Amount and the Per Share Third Milestone Payment Amounts are agreed, it is agreed and understood that the Stockholders’ Representative shall be solely responsible for determining the former equity holders of the Company who are entitled to such payments of Merger Consideration and the amount each is entitled to (which it shall reflect in the updated Allocation Certificate).

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(f) On June 30, 2023, or if earlier, no later than ten Business Days after the occurrence of a Third Milestone Payment Event, Parent shall prepare a calculation of the Reconciliation Adjustment amount and provide such calculation (along with reasonable supporting work papers and underlying financial information) to the Stockholders’ Representative. Notwithstanding the foregoing: (x) Parent shall comply with the notice and access requirements of the Payment Dispute Schedule with respect to the Reconciliation Adjustment calculation; (y) if the Stockholders’ Representative delivers a Dispute Notice within the period provided in the Payment Dispute Schedule, then Parent and the Stockholders’ Representative shall comply with the provisions of the Payment Dispute Schedule to resolve such dispute; and (z) following resolution of any such dispute, the Reconciliation Adjustment amount (and any resulting adjustment to the Third Milestone Payment Amount) shall be adjusted as provided in such Payment Dispute Schedule. Once the Reconciliation Adjustment and the Third Milestone Payment Amount are agreed, it is agreed and understood that the Stockholders’ Representative shall be solely responsible for determining the former equity holders of the Company who are entitled to such payments of Merger Consideration and the amount each is entitled to (which it shall reflect in the updated Allocation Certificate). The process contemplated by this Section 1.7(f) is referred to as the “Reconciliation Adjustment Event.” Notwithstanding anything to the contrary in this Agreement, if no Third Milestone Payment Event ever occurs, then (in lieu of the Reconciliation Adjustment adjusting the Third Milestone Payment Amount as contemplated above): (i) if such Reconciliation Adjustment results in a final net Reduction Amount (as defined in the definition of Reconciliation Adjustment, after applying the final sentence of such definition), such Reduction Amount shall instead be applied as a dollar-for-dollar offset to decrease amounts thereafter payable to Stockholders under this Agreement (including any Earn Out Payment Amount or any payments under Section 1.7(n)); or (ii) if such Reconciliation Adjustment results in a final net Increase Amount (as defined in the definition of Reconciliation Adjustment, after applying the final sentence of such definition), such Increase Amount shall instead be paid to the Stockholders at the time of the Reconciliation Adjustment Event just as if such Increase Amount was Milestone Proceeds being paid to Stockholders under Section 1.7(n) (and generally following payment processes and terms set forth in such Section 1.7(n).

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(g) If an Earn Out Payment Event has occurred during any year during the twelve year period commencing on the Closing Date of the Merger, then the Earn Out Payment Amount for such year shall become due and payable. In such event, Parent or its designee shall provide notice to the Paying Agent and the Stockholders’ Representative within 120 days of the end of each fiscal year of the occurrence of the Earn Out Payment Event (the “Earn Out Occurrence Notice”), which notice shall (i) specify a calculation of the Earn Out Payment Amount; and (ii) specify a payment date for the Earn Out Payment Amount, no later than 150 days after the end of each applicable fiscal year (each a “Earn Out Payment Date”); and (iii) specify the amount of the Earn Out Payment Amount to be paid. On or before each Earn Out Payment Date, Parent shall deliver to the Paying Agent an amount in cash equal to such aggregate Earn Out Payment Amount and an update to the Allocation Certificate prepared by the Stockholders’ Representative reflecting the name, address and wiring instructions (or instruction to mail a check) for every recipient and the amount the recipient is to receive. The Paying Agent thereafter shall promptly (and in no event later than five Business Days after receipt thereof by the Paying Agent) pay to each holder of the Series D Convertible Preferred Stock, Series E Convertible Preferred Stock, Series E Junior Convertible Preferred Stock or Common Stock who has surrendered to the Paying Agent its Letter of Transmittal (and Certificates, if applicable) and is entitled to receive a payment as set forth below in this paragraph its respective Per Share Earn Out Amounts (by wire transfer to the accounts, or by check, as specified in the updated Allocation Certificate). For any such holder who has not yet surrendered its Letter of Transmittal (and Certificates, if applicable), the Paying Agent shall instead make the foregoing payment to such holder promptly upon receipt by the Paying Agent of its executed Letter of Transmittal and other required documents (including Certificates, if applicable). The holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock entitled to receive Merger Consideration shall be entitled to receive a portion of each Net Earn Out Payment Amount until the Series D & E Convertible Preferred Preference Satisfaction has occurred and no more. Once the Series D & E Convertible Preference Satisfaction has occurred then the holders of the Series E Junior Convertible Preferred Stock E entitled to receive Merger Consideration shall be entitled to receive a portion of each subsequent Net Earn Out Payment Amount until the Series E Junior Convertible Preferred Preference Satisfaction has occurred and no more. Once the Series D & E Convertible Preferred Preference Satisfaction and the Series E Junior Convertible Preferred Preference Satisfaction has occurred then the holders of Common Stock entitled to receive Merger Consideration shall be entitled to receive any subsequent Net Earn Out Payment Amounts pro-rata. Notwithstanding the foregoing: (x) Parent shall comply with the notice and access requirements of the Payment Dispute Schedule before the Paying Agent makes any payment under this paragraph; (y) if the Stockholders’ Representative delivers a Dispute Notice within the period provided in the Payment Dispute Schedule, then Parent and the Stockholders’ Representative shall comply with the provisions of the Payment Dispute Schedule to resolve such dispute prior to any payment by the Paying Agent under this paragraph; and (z) following resolution of any such dispute, the Earn Out Payment Amount, Earn Out Payment Date and the applicable Per Share Earn Out Amounts shall be adjusted as provided in such Payment Dispute Schedule. Once the Net Earn Out Payment Amount and Per Share Earn Out Payment Amounts are agreed, it is agreed and understood that the Stockholders’ Representative shall be solely responsible for determining the former equity holders of the Company who are entitled to such payments of Merger Consideration and the amount each is entitled to (which it shall reflect in the updated Allocation Certificate).

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(h) Any portion of the Merger Consideration that remains undistributed to holders who have not yet delivered their Letter of Transmittal (and Certificates, if applicable) to the Paying Agent as of the date that is one year after receipt of such payment by the Paying Agent shall be delivered back to Parent upon demand (to be held by Parent for the benefit of such holders), and any such non-delivering holders shall thereafter look only to Parent for satisfaction of their claims for such returned Merger Consideration. Any such funds so delivered back to Parent shall be for the benefit of such holders; provided, that unless and until such holder delivers its Letter of Transmittal (and Certificates, if applicable) to the Paying Agent or Parent (in which case it shall promptly be paid its applicable Merger Consideration), Parent shall be entitled to hold and comingle such funds with the general accounts of Parent and shall not be obligated to segregate or hold such funds in trust or a separate account; provided further, upon Parent’s delivery of any such funds to any public official pursuant to the mandatory requirements of any applicable abandoned property Law, escheat Law or similar Law (based on the advice of counsel that such amounts must be so paid over to such public official under such Law), Parent shall be relieved of any liability to the affected non-delivering holder for satisfaction of its claims for such Merger Consideration delivered to such public official.

(i) Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any recipient of Merger Consideration such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Tax Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding the foregoing, before making any such deduction Parent shall cooperate in good faith with the Stockholders’ Representative to determine if there is any exception available (including by obtaining Tax forms or certifications from such affected recipients).

(j) The rights provided to the holders of shares of Company Capital Stock under this Agreement to receive the Merger Consideration may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than: (i) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the rights are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (v) a transfer made in connection with the complete or partial dissolution, liquidation, wind-down or termination of any corporation, limited liability company, partnership, investment fund or other entity (including a consolidation or merger or other similar transaction).

(k) No party to this Agreement shall be liable to any holder of any Certificate or Uncertificated Shares to any other Person with respect to any shares of Company Preferred Stock or Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to the mandatory requirements of any applicable abandoned property Law, escheat Law or similar Law (based on the advice of such Person’s counsel that such amounts must be so paid over to such public official under such Law).

(l) At the Effective Time, and by virtue of the operation of Section 12.13, each holder of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock shall be deemed to have received and contributed an amount to the Stockholders’ Representative Expense Fund equal to: (I) the Stockholders’ Representative Expense Fund; multiplied by (II) such holders Preference Percentage.

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(m) Until disbursed in accordance with the terms and conditions of this Agreement, any cash deposited with the Paying Agent shall be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of any agency or instrumentality of the United States of America and backed by the full faith and credit of the United States of America with a maturity of no more than 30 days (such cash amount being referred to in this Agreement as the “Fund”). Parent shall not be required to deposit the funds related to the Second Cash Merger Consideration, the First Milestone Payment Amount, the Second Milestone Payment Amounts, the Third Milestone Payment Amounts or Earn Out Payment Amounts with the Paying Agent unless and until such deposit is required pursuant to the terms of this Agreement. Any interest and other income resulting from such investments of the Fund shall be paid to Parent or the Surviving Corporation, as Parent directs. Any losses resulting from such investments of the Fund shall be paid and reimbursed to the Paying Agent by Parent or the Surviving Corporation (so that recipients of Merger Consideration do not bear any such loss).

(n) If any Payment Recipient receives any Milestone Proceeds at any time, or from time to time, after the Reconciliation Adjustment Event, then each such time Parent or its designee shall provide notice to the Paying Agent and Stockholders’ Representative of the occurrence and amount of such Milestone Proceeds, which notice shall specify a payment date for such event no later than 30 days after the receipt by the Payment Recipient of such payment (the “Future Proceeds Payment Date”). On or before the Future Proceeds Payment Date, Parent shall deliver to the Paying Agent an amount in cash equal to such Milestone Proceeds amount and an update to the Allocation Certificate prepared by the Stockholders’ Representative reflecting the name, address and wiring instructions (or instruction to mail a check) for every recipient and the amount the recipient is to receive. The Paying Agent shall promptly (and in no event later than five Business Days after receipt thereof by the Paying Agent) send to each holder of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock entitled to receive Merger Consideration who has surrendered to the Paying Agent its Letter of Transmittal (and Certificates, if applicable), at its address set forth in the Allocation Certificate, as updated, an amount in cash equal to its share of such payment amount (which shall be calculated by the Stockholders’ Representative and reflected in the updated Allocation Certificate). For any such holder who has not yet surrendered its Letter of Transmittal (and Certificates, if applicable), the Paying Agent shall instead make the foregoing payment to such holder promptly upon receipt by the Paying Agent of its executed Letter of Transmittal and other required documents (including Certificates, if applicable).

(o) If any Payment Recipient receives Additional Purchase Proceeds at any time, or from time to time (but subject to the time period limitation set forth in the definition of Additional Purchase in order to qualify as Additional Purchase Proceeds), then each such time Parent or its designee shall provide notice to the Paying Agent and Stockholders’ Representative of the occurrence and amount of such Additional Purchase Proceeds, which notice shall specify a payment date for such event no later than 45 days after the receipt by the Payment Recipient of such payment (the “Additional Purchase Proceeds Payment Date”). On or before the Additional Purchase Proceeds Payment Date, Parent shall deliver to the Paying Agent an amount in cash equal to eighty percent (80%) of such Additional Purchase Proceeds amount and an update to the Allocation Certificate prepared by the Stockholders’ Representative reflecting the name, address and wiring instructions (or instruction to mail a check) for every recipient and the amount the recipient is to receive. The Paying Agent shall promptly (and in no event later than five Business Days after receipt thereof by the Paying Agent) send to each holder of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock entitled to receive Merger Consideration who has surrendered to the Paying Agent its Letter of Transmittal (and Certificates, if applicable), at its address set forth in the Allocation Certificate, as updated, an amount in cash equal to its share of such payment amount (which shall be calculated by the Stockholders’ Representative and reflected in the updated Allocation Certificate). For any such holder who has not yet surrendered its Letter of Transmittal (and Certificates, if applicable), the Paying Agent shall instead make the foregoing payment to such holder promptly upon receipt by the Paying Agent of its executed Letter of Transmittal and other required documents (including Certificates, if applicable).

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(p) The parties agree that all payments made pursuant to this Section 1.7 be treated as an adjustment to the Merger Consideration payable for the Company Capital Stock (i.e. as an increase in purchase price for the shares) for all Tax purposes.

(q) For the avoidance of doubt, if more than one Milestone Payment Event occurs at the same time (or if a subsequent Milestone Payment Event occurs before the Milestone Payment for a previous Milestone Payment Event has been made), then such Milestone Payment Events, and the resulting Milestone Payments, may be combined into an aggregate event and resulting payment for the sake of convenience of the Parties (provided that each holder receives the same aggregate Milestone Payment Amount for such applicable Milestone Payment Events in such combined payment as it would have received in the aggregate if the Milestone Payment Events and resulting Milestone Payments had been administered and paid separately). Further, if and to the extent requested by the Stockholders’ Representative and consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), any payment to be made to the holders under this Agreement, including but not limited to under this Section 1.7 (including for Tax refunds or the like) shall be delayed for so long, or until the event, as is specified in writing to the Parent by Stockholders’ Representative (so that, for example, the Stockholders’ Representative could elect to defer payment of some amount until the next Milestone Payment Event or other date or event specified).

(r) For each Milestone Payment Event, each Earn Out Payment Event and each payment required by Section 1.7(o), the Paying Agent shall pay (or cause to be paid) to the Persons entitled to Bonus Payments in connection with such payments the amount of such Bonus Payments. Any such Bonus Payments payable to former employees of the Company shall be paid through payroll by the Surviving Corporation (or after equivalent employee payroll reporting and withholding effected by Paying Agent). The Bonus Payment recipients, and the gross amounts payable to each such recipient, with respect to each such event shall be determined by the Stockholders’ Representative (which it shall reflect in the updated Allocation Certificate for such payment event). The amounts payable to Bonus Payment recipients under this Section 1.7(r) with respect to any such payment event are sometimes referred to in this Agreement as the “Bonus Deduction Amounts” applicable to such payment event. The Bonus Payments shall not increase the aggregate payments due to Stockholders and Bonus Payment recipients from Parent hereunder for any such Milestone Payment Event or Earn Out Payment Event above the aggregate payment amount therefor that would have been payable to Stockholders for such Milestone Payment Event or Earn Out Payment Event if there was no such Bonus Payment, and shall solely be a deduction from payments that would otherwise be received by Stockholders (including as already included as “Bonus Deduction Amounts” in the calculations of “Per Share” amounts in the various definitions thereof).

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(s) The Payment Dispute Schedule attached to this Agreement is hereby incorporated herein by this reference and the Parties hereby agree that such Payment Dispute Schedule shall be binding on the Parties as part of this Agreement to the same extent as if were fully set forth herein.

1.8. Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.7.

(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Company shall have the right to participate in such negotiations and proceedings. The Company shall not, except with Parent’s prior written consent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.9. Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the terms of this Agreement or vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.10. No Further Rights in Company Preferred Stock or Common Stock. From and after the Effective Time, all shares of Company Preferred Stock and Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Preferred Stock or Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 1.5 (or the rights described in Section 1.8 with respect to Dissenting Shares). The Merger Consideration paid in accordance with the terms of this Section 1.10 shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Preferred Stock and Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed, and thereafter there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Preferred Stock or Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 1.10.

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1.11. Termination of Options and Elusys Therapeutics, Inc. Stock Option and Restricted Stock Plan. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation shall be required to deliver shares of Company Preferred Stock or Common Stock or other capital stock of the Company, Parent or the Surviving Corporation to any Person as a result of the exercise of or in settlement of Company Options, and that such Company Options shall be cancelled and the holders of such Company Options shall not be entitled to receive any consideration and shall not have any other rights or remedies with respect thereto. the Company shall cause the Elusys Therapeutics, Inc. Stock Option and Restricted Stock Plan Company Option Plan to terminate as of the Effective Time and shall cause the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company of any interest in respect of the Company securities to terminate and have no further force or effect as of the Effective Time.

1.12 Closing Payments. (a) At the Effective Time (except as noted below), Parent shall pay or cause to be paid the following amounts;

(i) to each employee of the Company entitled to a Severance Payment, 100% of the amount of the Severance Payment to be owed to each such employee, to be paid through payroll by the Surviving Corporation within three (3) Business Days after the Effective Time;

(ii) to 456 Parsippany Rollup LLC, 100% of the amount of the Lease Termination Payment by wire transfer of immediately available funds; and

(iii) to the Paying Agent the Initial Cash Merger Consideration by wire transfer of immediately available funds.

(b) At or prior to the Effective Time and prior to the computation of the estimated Initial Cash Balance, the Company shall pay or cause to be paid the following amounts (collectively, the “Required Payments”):

(i) all amounts owed to Company employees under the Elusys “Success Bonus Plan” and the Elusys Therapeutics, Inc. Third Amended and Restated Incentive Bonus Plan effective as of January 1, 2018 (as amended through the Closing Date) or any other employee benefit plan or arrangement (collectively, “Plan Payments”), in each case with respect to the amounts paid to Stockholders in the Pre-Closing Redemption and for the Initial Cash Merger Consideration, to be paid through payroll by the Company;

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(ii) all amounts owed pursuant to the Consulting Agreement dated September 21, 2010 that was entered into with the Company (including payments under Section 3(a)(i) thereof) by wire transfer of immediately available funds (“Consulting Payments” and, together with Plan Payments, “Bonus Payments”), in each case with respect to the amounts paid to Stockholders in the Pre-Closing Redemption and for the Initial Cash Merger Consideration;

(iii) all: (A) unpaid Company transaction expenses; (B) accounts or other payables, invoices and expenses, in each case that are either (1) due or incurred and payable prior to the Closing but are unpaid, or (2) incurred prior to the Closing but payable after the Closing and are not either Post-Closing Contract Obligations or incurred pursuant to any agreements set forth on Schedule 2.13; (C) “fulfillment” and “continuation” expenses (each as contemplated by Schedule A to this Agreement or any unanticipated amounts of such “fulfillment” and “continuation” expenses) for the existing U.S. Government contracts of Company (DO1, DO2 and DO3) that are due prior to Closing but are unpaid; and (D) without duplication, the payables and expenses set forth on such Schedule A under the column titled “Prior to Closing” that are unpaid; but in each case other than as or to the extent as set forth on such Schedule A under the columns titled “Dec 2021,” “Q1 2022” “Q2 2022” “Q3 2022” “Q4 2022” “Q1 2023” and “Q2 2023” (collectively, such unpaid amounts are the “Pre-Closing Obligations”). For the avoidance of doubt, Pre-Closing Obligations shall not include any Post-Closing Contract Obligations; and

(iv) the payments amounts to the applicable Company stockholders required to satisfy in full the Pre-Closing Redemption obligations as provided in the Repurchase Agreement (the “Repurchase Payments”).

If any of the Required Payments, other than the Repurchase Payments, to be paid by Company are not paid at or prior to Closing, Parent shall reduce the Merger Consideration by such amount, without duplication of recovery (including any such amount recovered as Purchase Price Reductions), in which case Parent shall cause the Surviving Corporation to make such unpaid Required Payments promptly after Closing. For the avoidance of doubt, all Tax deductions or other Tax benefits resulting from the payment of the amounts described in this Section 1.12 shall be treated as arising in a tax period ending on or before the Closing Date and shall be applied against any income tax liability for which the Stockholders are liable hereunder (whether as an Adjustment, Purchase Price Reduction, adjustments pursuant to Section 11, indemnification matter or otherwise). Without limiting the foregoing, any such Tax deductions or other Tax benefits shall be applied in the Pre-Closing Tax Returns to the extent permitted by applicable Law unless the Stockholders’ Representative elects otherwise by written notice to Parent and the Parent approves of such election, such approval not to be unreasonably withheld, conditioned or delayed.

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Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 12.15, except as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1. Due Organization; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; (iii) to perform its obligations under all Company Material Contracts by which it is bound; and (iv) execute and deliver this Agreement and any agreement required to be executed and delivered hereunder to which it is a party and perform its obligations hereunder and thereunder (subject to obtaining the Required Company Stockholder Vote).

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification, other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, and the Company does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. The Company is not and has not been a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or become obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company is not and has not been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2. Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company as of the date of this Agreement. The Company is not in material breach or violation of its Organizational Documents.

2.3. Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to obtaining the Required Company Stockholder Vote, to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) recommended, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

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2.4. Vote Required. The affirmative vote (or written consent) of (a) the holders of a majority in voting power of the shares of Company Common Stock and Company Series D Convertible Preferred Stock and Series E Convertible Preferred Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting together as a single class, and (b) 66 2/3 percent in voting power of the holders of outstanding Series D Convertible Preferred Stock and Series E Convertible Preferred Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a separate class (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5. Non-Contravention; Consents. Except as otherwise set forth in Section 2.5 of the Disclosure Schedule or as otherwise expressly contemplated by this Agreement, neither the execution, delivery or performance of this Agreement by the Company nor the consummation of the Contemplated Transactions by the Company will, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in or cause a violation of any of the provisions of the Company’s Organizational Documents;

(b) subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, and subject to appraisal rights as may be otherwise provided by the DGCL, contravene, conflict with or result in a breach or violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not reasonably be expected to be material to the Company or its business;

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(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) cause a violation by the Company of any law applicable to the Company, except as would not reasonably be expected to be material to the Company or its business; (ii) declare a default or exercise any remedy under any Company Material Contract; (iii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iv) accelerate the maturity or performance of any Company Material Contract; (v) cancel, terminate or modify any material term of any Company Material Contract; or (vi) result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon the respective properties or assets of the Company under any of the terms, conditions or provisions of any Company Material Contract, to which the Company is a party, or by which it and any of its properties or assets may be bound, except as would not reasonably be expected to be material to the Company or its business; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable Laws, the Company is not required to make any filing with or give any notice to, or to obtain any Consent from, any Person or any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement by the Company, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions. No consent, clearance, approval, waiting period or review period expiration or termination, action or non-action, waiver, order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation, or writ or authorization from or filing, registration, notification or application with any Governmental Body is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the Contemplated Transactions, except (a) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Bodies to satisfy the applicable Laws of states in which the Company is qualified to do business, and (b) such filings and approvals as may be required to be made by the Company by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act.

2.6. Capitalization.

(a)  The authorized Company Capital Stock as of the date of this Agreement consists of (i) 95,000,000 shares of Company Common Stock, par value $0.001 per share, of which 9,467,033 shares are issued and are outstanding as of the date of this Agreement (including all shares of restricted stock issued under the Company’s plans, if any), and (ii) 71,822,434 shares of preferred stock, par value $0.001, of which (x) 229,885 shares are designated Series E Junior Convertible Preferred Stock, of which 0 are issued and are outstanding as of the date of this Agreement, (y) 65,845,422 shares are designated Series D Convertible Preferred Stock, of which 65,845,422 are issued and are outstanding as of the date of this Agreement and (z) 5,747,127 shares are designated Series E Convertible Preferred Stock, of which 5,747,127 have been issued and are outstanding as of the date of this Agreement. The Company holds two (2) shares of Company Common Stock in its treasury.

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(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, none of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities from and after the date of this Agreement except as otherwise contemplated herein by the Repurchase Agreement. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. All outstanding securities of the Company have been duly authorized, offered and validly issued in compliance in all material respects with all applicable Laws, including the Securities Act and “blue sky” Laws, are fully paid and nonassessable and are free of preemptive rights. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of Company Common Stock may vote. No stockholder or group of stockholders (within the meaning of Section 13(d) of the Exchange Act) own fifty percent (50%) or more of the Company’s outstanding securities, has the right to vote fifty percent (50%) or more of the Company’s outstanding securities or has the right to appoint a majority of the directors of the Company’s Board of Directors.

(c) Except for the Elusys Therapeutics, Inc. Stock Option and Restricted Stock Plan (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 15,750,000 shares of Company Common Stock for issuance under the Company Plans, of which 4,882,176 shares have been issued, 1,405,000 are currently outstanding, and 10,867,824 have been reserved for issuance upon exercise of Company Options granted under the Company Plans, and zero (0) shares of Company Common Stock remain available for future issuance pursuant to the Company Plans. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; and (vi) the date on which such Company Option expires. The Company has made available to Parent an accurate and complete copy of the Company Plans and all stock option agreements evidencing outstanding options granted thereunder. Vesting of all Company Options will accelerate in connection with the closing of the Contemplated Transactions. The Company has the right to terminate, or has otherwise obtained such agreements or waivers necessary to terminate, all unexercised outstanding Company Options and the Company Plan at the Effective Date and none of the outstanding Company Options are in-the-money as of the date of this Agreement.

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(d) Except for the Company Options set forth on Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) no outstanding stock appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment or other value based on the stock price performance of the Company; or (iii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(f) Except as contemplated by this Agreement (including with respect to the Repurchase Agreement), there are no outstanding obligations of the Company (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any debt, Company Capital Stock or other equity interests of the Company, in each case above that will not terminate on or prior to the Closing. There are no bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the Company’s stockholders may vote.

(g) As of December 1, 2021, (i) the aggregate Liquidation Value of all outstanding shares of Series D Convertible Preferred Stock combined is approximately $231,094,000, and (ii) the aggregate Liquidation Value of all outstanding shares of Series E Convertible Preferred Stock combined is approximately $18,731,000. Between such date and Closing such amounts will be increased by dividends accruing on such shares after December 1, 2021. The aggregate Liquidation Value of the Series D Convertible Preferred Stock and the Series E Convertible Preferred Stock as of the Closing (after giving effect to the repurchases in the Pre-Closing Redemption) must be paid to the holders of the Series D Convertible Preferred Stock and the Series E Convertible Preferred Stock prior to the distribution of any assets to the holders of the Series E Junior Convertible Preferred Stock or Common Stock with respect to such shares. The per share and aggregate Liquidation Value of the Series D Convertible Preferred Stock as of Closing, and the per share and aggregate Liquidation Value of the Series E Convertible Preferred Stock as of Closing, in each case after giving effect to the repurchases in the Pre-Closing Redemption, will each be accurately set forth in the Allocation Certificate.

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2.7. Financial Statements.

(a) Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of the Company’s audited balance sheets at December 31, 2020 and 2019, together with related audited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended and the Company’s unaudited balance sheets at September 30, 2021, together with related unaudited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and other presentation items and are subject to normal year-end adjustments, none of which are material) and fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b) To the Informed Knowledge of the Company, the Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; and (iii) accounts, notes and other receivables and inventory are recorded accurately in all material respects, and proper and adequate procedures are implemented and designed to effect the collection thereof on a current and timely basis. The Company maintains internal control over financial reporting that are designed to provide reasonable assurance regarding the reliability of financial reporting.

(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company since January 1, 2019. The Company is not a party to, or has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K).

(d) Except as set forth in Section 2.7(d) of the Company Disclosure Schedule, since January 1, 2019, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of the Company, the Company Board or any committee thereof. Except as set forth in Section 2.7(d) of the Company Disclosure Schedule since January 1, 2019, neither the Company, nor has the Company been informed that its independent auditors, have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing.

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(e) Schedule A to this Agreement sets forth all anticipated payments to be received by Surviving Corporation after the Effective Date and all payments to be made after the Effective Date by the Surviving Company with respect to the fulfillment of, and “continuation” expenses (each as contemplated by Schedule A to this Agreement) for, the current Contracts with the SNS known as [***]. The Company has based the schedule on facts it believes, after reasonable inquiry to be reliable and accurate.

(f) Section 2.7(f) of the Disclosure Schedule sets forth a true, correct and complete breakdown and aging of the accounts payable of the Company as of December 1, 2021. All accounts payable were incurred in the ordinary course of business consistent with past practice, are valid payables for products or services purchased by the Company and except as set forth on the Disclosure Schedule are not past due. All such accounts payable will be paid and fully satisfied by the Company at Closing, except if and to the extent they are included on Schedule A or as otherwise contemplated by this Agreement.

2.8. Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to the Repurchase Agreement) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9. Absence of Undisclosed Liabilities. The Company does not have any Liability or obligation of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Balance Sheet; (b) normal Liabilities that have been incurred by the Company since the date of the Company Unaudited Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company under Company Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions and the Pre-Closing Redemption; (e) Liabilities accruing under the Company Material Contracts listed on Section 2.13(a) of the Company Disclosure Schedule; and (f) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10. Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Balance Sheet; (b) the names Elusys and Anthim, and (c) all other assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

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2.11. Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by the Company or, to the Knowledge of the Company, any other party thereto. Schedule 2.11 of the Company Disclosure Schedule sets forth all leases that the Company is a party to as of the Effective Date and Closing Date. The Company has the right to terminate each of the leases set forth on Schedule 2.11 of the Company Disclosure Schedule subject to the payment of any lease termination fees set forth on Schedule 2.11 of the Company Disclosure Schedules. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. The Company has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

2.12. Intellectual Property

.

(a) The Company owns, or has the legal and valid right to use, as currently being used by the Company, all Company IP Rights and has the right to bring actions for the infringement of such Company IP Rights owned by or exclusively licensed by the Company. All Company IP Rights are free and clear of all Encumbrances other than Permitted Encumbrances and restrictions contained in any applicable license with respect to Company IP Rights that are licensed from third parties.

(b) Section 2.12(b) of the Company Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Company IP Rights that are owned by the Company that are registered, filed, pending or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing, (ii) all Company IP Rights that are exclusively licensed to the Company, that are registered, filed, pending or issued under the authority of, with or by any Governmental Body including all Patents, registered Copyrights, and registered Trademarks (including domain names), and (iii) and specifying, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. Each item of Company IP Rights owned by or exclusively licensed by the Company that is Company Registered IP is and at all times has been maintained in compliance in all material respects with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline.

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(c) Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form, or through an application service, pursuant to a non-exclusive software license or right of use and other Intellectual Property associated with such software, or (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, products, goods, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to the Company are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 2.12(c) and in Section 2.12(d) includes any license, sublicense, non-assertion covenant, a release related to infringement, or waiver of any right of assertion.

(d) Section 2.12(d) of the Company Disclosure Schedule accurately identifies each material Company Contract pursuant to which the Company has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person (other than any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide goods or services for the Company’s benefit, and other than any Company IP Rights licensed by the Company ancillary to the purchase or use of any products or goods from the Company).

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, the Company is not bound by, and no Company IP Rights owned by or exclusively licensed by the Company are subject to any Company Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation (in the foregoing cases with respect to Company IP Rights exclusive licensed by the Company, to the Knowledge of the Company), that in any way limits or restricts the ability of the Company to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted.

(f) Except as identified in Section 2.12(f) of the Company Disclosure Schedule, the Company is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in owned Company IP Rights, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any material Intellectual Property included in the Company IP Rights owned by the Company has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company and confidentiality provisions protecting confidential information of the Company. To the Company’s Knowledge, all assignments of issued patents which are Company IP Rights owned by or exclusively licensed by the Company have been duly recorded with the applicable Governmental Body.

(ii) To the Knowledge of the Company, no current or former officer, director or employee of the Company has any reasonable basis for any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting Trade Secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

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(iii) Except as identified in Section 2.12(f)(iii) of the Company Disclosure Schedule, no Company IP Rights owned by the Company were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any such owned Company IP Rights to the rights of any Governmental Body, academic institution or other entity unless otherwise required by applicable Law, or (C) under any grants or other funding arrangements with third parties.

(iv) The Company has taken all commercially reasonable steps designed to protect and maintain the Company IP rights purported to be owned by the Company, including to preserve the confidentiality of all proprietary information that the Company holds as a material Trade Secret. Any disclosure by the Company of Trade Secrets of the Company to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful.

(v) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights owned or purported to be owned by or exclusively licensed to Company to any other Person. As of the date of this Agreement, except as set forth in Section 2.12(f)(v) of the Company Disclosure Schedule, the Company has not sold or otherwise transferred (other than licenses or rights to use granted to customers, suppliers, consultants, or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation binding on the Company to assign or otherwise transfer any of the Company IP Rights to any third party.

(vi) To the Knowledge of the Company, the Company IP Rights owned by the Company are valid and enforceable and constitute all Intellectual Property necessary for the Company to conduct its business as currently conducted.

(vii) To the Knowledge of the Company, no Person is currently infringing, misappropriating or otherwise violating, any Company IP Rights owned by or exclusively licensed by the Company that are necessary for the development, manufacture, use, sale, offer for sale or import of any products of a third party competitive with the Company products, in each case of the foregoing in any material respect.

(g) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company does not violate any license or agreement between the Company and any third party and, to the Knowledge of the Company, does not infringe or misappropriate any Intellectual Property right of any third party. To the Knowledge of the Company, no third party is infringing upon any Company IP Rights owned by the Company or violating any license or agreement between the Company and such third party. The Company has not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Company IP Rights.

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(h) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights owned by or, to the Knowledge of the Company any Company IP Rights exclusively licensed by the Company, or products offered for sale by the Company, nor has the Company received any written notice asserting or expressly claiming that any such Company IP Rights, or the Company’s right to use, sell, license or dispose of any such Company IP Rights or products, conflicts with or infringes or misappropriates or would reasonably be expected to conflict with or infringe or misappropriate the rights of any other Person.

(i) Except as set forth in the Contracts listed on Section 2.12(i) of the Company Disclosure Schedule and except for Company Contracts entered into in the Ordinary Course of Business, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to the Company or its business as currently conducted, and (ii) the Company has not assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential Liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

(j) The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will not cause: (i) a loss of any material Company IP Rights; (ii) the release, disclosure or delivery of any Company IP Rights by or to any Person; (iii) the grant, assignment or transfer to any other person of any license or other right or interest under, to or in any of the Company IP Rights; or (iv) any conflict with, or any other alteration or impairment of, or Encumbrance (other than Permitted Encumbrances) upon, any Company IP Rights in any material respect.

2.13. Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule identifies each material Company Contract in effect as of the date of this Agreement that involves payment or receipt by the Company of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate other than any Benefit Plans and includes: (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

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(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances (other than Permitted Encumbrances) with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $50,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product or service of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case above except for Company Contracts entered into in the Ordinary Course of Business;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Company IP Rights Agreement required to be listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule;

(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(xii) any employment or consulting Company Contract or severance or retention agreement with (A) any employee of the Company earning an annual salary or providing for annual compensation in excess of $100,000 or (B) any member of the Company’s Board of Directors, and any severance agreement or agreements providing for payment upon termination of services by the Company;

(xiii) each Contract that grants rights to manufacture, produce, assemble, license, market or sell its products to any Person that limit the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell products; and

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(xiv) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company and which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is currently renegotiating, or has a unilateral right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

(c) Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no consents or waivers of any third persons or Governmental Bodies in order for the Parent to maintain the benefit of any Company Material Contracts after the execution of this Agreement and the Closing of the Contemplated Transactions.

(d) Section 2.13(d) of the Disclosure Schedule sets forth a true, correct and complete list of the names and addresses of each supplier of goods or services to the Company having a value in excess of $10,000 in the 12 month period ending September 30, 2021 (the “Suppliers”). No Supplier (or former Supplier) during the 12 month period prior to the date hereof has canceled, terminated or, to the Knowledge of the Company, made any threat to cancel or otherwise terminate any of such Supplier’s Company Material Contracts or to decrease such Supplier’s supply of services or products to the Company. The Company has provided to the Parent true, correct and complete copies of all of such Company Material Contracts with Suppliers, and all such Company Material Contracts are in full force and effect, have not been withdrawn, amended, modified or terminated and are enforceable by the Company, as applicable, subject to the Enforceability Exceptions. The Company has not received any written notice, and the Company does not have any Knowledge to the effect that any current Supplier may withdraw, terminate or materially alter, amend or modify its business relations with the Company, either as a result of the transactions contemplated by this Agreement or otherwise.

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(e) Each contract, including an individual task order, delivery order, purchase order, or blanket purchase agreement between the Company and any Governmental Authority, as well as any subcontract or other arrangement by which (i) the Company or any Affiliate of the Company has agreed to provide goods or services to a prime contractor, to the Governmental Authority, or to a higher-tier subcontractor, or (ii) a subcontractor or vendor has agreed to provide goods or services to the Company or any Affiliate of the Company, where, in either event, such goods or services ultimately will be sold to or are intended to be used by the Governmental Authority (each, a “Government Contract”) constitutes the valid and binding obligation of the Company and of the other party or parties thereto, and is fully enforceable in accordance with its terms, subject to the Enforceability Exceptions and applicable law.
Section 2.13 (e) of the Disclosure Schedule contains a complete and accurate list of all Government Contracts.

With respect to each Government Contract or bid, tender or proposal which, if accepted, would result in a Government Contract (a “Government Bid”), (i) the Company has complied in all material respects with all terms and conditions of such Government Contract or Government Bid, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of applicable Law (provided, however, that taking exceptions to a Government Bid shall not be deemed noncompliance with the terms and conditions of such Government Bid) and (ii) the Company has complied in all material respects with all requirements of applicable Laws pertaining to such Government Contract or Government Bid. The Company has not received notice of any breach or violation of any material contract requirement or Law pertaining to any Government Contract. The Company has not made any written disclosure or any oral disclosure to any United States Governmental Authority or other customer or prime contractor or higher-tier subcontractor, pursuant to any voluntary disclosure agreement or the Federal Acquisition Regulation (“FAR”) mandatory disclosure provision (FAR 9.406-2, 9.407-2 and 52.203-13), related to any suspected, alleged or possible violation of a contract requirement or violation of legal requirements with respect to any Government Contract. Except as set forth in Section 2.13(e) of the Disclosure Schedule, the Company does not have Knowledge of any facts or circumstances that would reasonably be expected to give rise to a requirement to make a mandatory disclosure under the FAR.

Except as set forth in Section 2.13(e) of the Company Disclosure Schedule Neither the Company nor any Affiliate of the Company nor any of their respective directors or officers, or to the Knowledge of the Company any employees, consultants or agents of or to the Company, is now under administrative, civil or criminal investigation, indictment or information by any Government Authority or subject to any audit or, to the Company’s Knowledge, investigation with respect to any alleged act or omission arising under or relating to any Government Contract or Government Bid. Except as set forth in Section 2.13(e) of the Company Disclosure Schedule, neither the Company nor any Affiliate of the Company is now conducting, or has ever conducted or initiated, any internal investigation or made a voluntary disclosure to any Government Authority with respect to any alleged act or omission arising under or relating to a Government Contract or Government Bid.

Neither the Company nor any Affiliate of the Company, nor any of their respective directors, officers nor to the Knowledge of the Company its or their employees, consultants or agents has been disqualified, debarred, or suspended from participation in the award of contracts with the Government Authority (excluding for this purpose ineligibility to bid or submit offers on certain contracts due to generally applicable bidding or solicitation requirements) nor to the Knowledge of the Company are there facts or circumstances that would reasonably be expected to warrant the institution of disqualification, debarment, or suspension proceedings or the finding of nonresponsibility or ineligibility on the part of the Company or any Affiliate of the Company or any of their respective directors, officers or employees.

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No employee, agent, consultant or representative of the Company is required to possess a Government security clearance to engage in the performance of any existing Government Contract.

The pricing, cost accounting, estimating, procurement, and other business systems relating to all Government Contracts have been properly disclosed to the government to the extent required by Law or the terms of any Government Contract.

Except as set forth in Section 2.13 (e) of the Disclosure Schedule, the Company has not been awarded any Government Contract currently in effect and under which services are currently being performed or required to be performed by a small business under small business programs as defined in Part 19 of the FAR.

All Government Authority-owned property at the Company’s facilities necessary to perform the obligations under, or for which the Company is accountable under, any of the Government Contracts or Government Bids are administered, maintained, identified, tracked, used, managed, accounted for and disposed of by the Company in accordance with a government-approved property management system and is in the condition described therein.

2.14. Compliance; Permits; Restrictions.

(a) The Company is, and since January 1, 2018 has been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. The Company’s Anthim product has been developed, tested, manufactured, processed, labeled, stored, transported and distributed, as applicable, in compliance in all material respects with all applicable Laws, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices. Except as set forth on Section 2.14(a) of the Disclosure Schedule, no investigation, claim, suit, Legal Proceeding, audit or other action by any Governmental Body is, to the Knowledge of the Company, pending or is threatened against the Company.

(b) The Company holds all required Governmental Authorizations which are necessary for, and material to, the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is, to the Knowledge of the Company, pending or threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time without the need to obtain any consent or waiver from any Governmental Body. The Company has not failed to submit to the FDA or any other Governmental Body any filings by the Company necessary to conduct the business of the Company as currently conducted, any such filings that were required to be made were made in material compliance with applicable laws when filed, and no material deficiencies have been asserted by the FDA with respect to any such filings or submissions that were made.

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(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

(d) The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary or material to the conduct of the business of the Company as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Company Products”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material adverse manner. The Company is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or oral or other written communication, or to the Knowledge of the Company, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The execution and delivery of this Agreement, and the consummation of the transaction contemplated by this Agreement will not cause the revocation or cancellation of any Permit, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent all information requested by Parent relating to the Company Products and the development, clinical testing, manufacturing, importation and exportation of the Company Products, including as so requested complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. The Company has complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented to the Company. To the Knowledge of the Company, there are no facts that would be reasonably likely to result in any warning or notice of violation letter or Form FDA-483 from the FDA. The Company does not have Knowledge of any studies, tests or trials the results of which the Company believes reasonably call into question (i) the study, test or trial results of any Company Products, (ii) the efficacy or safety of any Company Products or (iii) any of the Company’s filings with any Governmental Body. The rights and benefits of each Company Regulatory Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

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(e) All clinical, pre-clinical and other studies and tests, if any, conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Products, have participated, were and, if still pending, are being conducted in all material respects in accordance with customary and reasonable medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Company with respect to its current products has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2018, the Company has not received any notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Products, have participated.

(f) The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. The Company has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto in any material respect. None of the Company nor, to the Knowledge of the Company, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, Legal Proceedings or investigations in respect of their business or products are, to the Knowledge of the Company, pending or threatened against the Company or any of its officers, employees or agents.

(g) The Company has complied with all applicable Laws relating to patient, medical or individual health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time.  The Company has entered into, where required, and is in compliance in all material respects with the terms of, the Business Associate (as defined in HIPAA) agreements to which the Company is a party or otherwise bound.  The Company has not received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. To the Knowledge of the Company, no successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable Laws have occurred with respect to information maintained or transmitted to the Company or an agent or third party subject to a Business Associate Agreement with the Company.  All capitalized terms in this Section 2.14(g) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

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(h) Except as set forth in Section 2.14(h) of the Company Disclosure Schedule, no product or product candidate manufactured, tested, distributed, held or marketed by the Company has been recalled, withdrawn or suspended (whether voluntarily or otherwise). No Legal Proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such product or product candidate or pre-market approvals or marketing authorizations are to the Knowledge of the Company, pending or threatened against the Company or any of its Affiliates, nor to the Knowledge of the Company have any such Legal Proceedings been pending at any time. The Company has, prior to the execution of this Agreement, provided or made available to Parent all information requested by Parent and of which the Company has knowledge about adverse drug experiences obtained or otherwise received by the Company with respect to any product currently offered for sale by the Company from any source, in the United States or outside the United States, including information derived, if applicable, from clinical investigations prior to any market authorization approvals, commercial marketing experience, clinical investigations, surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any current product or product candidate manufactured, tested, distributed, held or marketed by the Company in the possession of the Company. In addition, the Company has filed all annual and periodic reports, amendments and safety reports required for any of its current products or product candidates required to be made to the FDA or any other Governmental Body.

(i) All batches and doses of any drug product that is or was previously marketed, sold, or distributed by the Company have been manufactured in conformance with cGMP and the product specifications set forth in any applicable Contract manufacturing agreements. To the extent any batches or doses of any drug product deviated from cGMP and the product specifications, to the Informed Knowledge of the Company all such batches or doses were destroyed or re-worked in accordance with applicable industry standards and the terms of any applicable Contract manufacturer agreements, and the Company possesses written records documenting any such destruction. The Company currently has sufficient bulk drug substance to fulfill all contractual obligations under any currently existing agreement requiring delivery of Anthim.

(j) To the Knowledge of the Company, any third-party that is a supplier, manufacturer, or contractor for the Company is in compliance with all FDA Permits and the applicable authorizations, approvals, licenses, permits, certificates, or exemptions (including, without limitation, pre-market approval applications, pre-market notifications, investigational new drug applications, biologic license applications, manufacturing approvals and authorizations, pricing and reimbursement approvals, labeling approvals or their foreign equivalent) held by the Company that are required for, among other things, the research, development, manufacture, processing, labeling, distribution, marketing, storage, transportation, use, sale and provision of the products and services of the Company by such third party.

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2.15. Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2018, no Legal Proceeding has been pending against the Company that resulted in material Liability to the Company or will have the effect of prohibiting or materially impairing any current business practice of the Company.

(c) There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.16.  Tax Matters.

(a) The Company has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where the Company does not file a particular Tax Return or pay a particular Tax that the Company is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the date of the Company Unaudited Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

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(e) No deficiencies for income or other material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any Liability in respect of a material amount of Taxes of the Company. The Company has not waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) The Company is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(i) The Company has not ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company). The Company does not have any Liability for any material Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) The Company has not ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l) The Company has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

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2.17. Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all material Benefit Plans, including, without limitation, each Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits and the name of each individual that is entitled to payments pursuant thereto and the amount of each payment. “Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by the Company or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or under which the Company has any actual or contingent Liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b) As applicable with respect to each material Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Benefit Plan, including all amendments thereto, and in the case of an unwritten material Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code; and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c) Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

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(d) The Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Benefit Plan or the tax exempt status of the related trust.

(e) Neither the Company nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent Liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or Legal Proceedings involving any Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material Liability to the Company.

(g) Neither the Company nor any Company ERISA Affiliates, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, the Company, any Company ERISA Affiliates or Parent to a material Tax, material penalty or material Liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) Except for the severance provisions in the agreements set forth in Section 2.17(a) of the Company Disclosure Schedule, no Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither the Company nor any Company ERISA Affiliates has made a written or oral representation promising the same.

(i) Except as set forth in Section 2.17(i) of the Company Disclosure Schedule, neither the execution of, nor the performance of the transactions contemplated by this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Benefit Plan or (v) limit the right to merge, amend or terminate any Benefit Plan.

(j) Except as set forth in Section 2.17(j) of the Company Disclosure Schedule, neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Company Option is not, never has been and can never be less than the fair market value of one share of Company Common Stock as of the grant date of such Company Option.

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(l)  Except as set forth in Section 2.17(l) of the Company Disclosure Schedule, no current or former employee, officer, director or independent contractor of the Company has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) The Company does not maintain any Benefit Plan outside of the United States.

(n) The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election.

(o) The Company is, and since January 1, 2018 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material Liability to the Company, with respect to employees of the Company, the Company, since January 1, 2018: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company relating to any employee, applicant for employment, consultant, employment agreement or Benefit Plan (other than routine claims for benefits).

(p) Except as would not be reasonably likely to result in a material Liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. The Company does not have any material Liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

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(q) There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(r) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company relating to labor, employment, employment practices, or terms and conditions of employment.

(s) Except as set forth in Section 2.17(s) of the Company Disclosure Schedule, there is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(t) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of the Company, intends to resign.

2.18. Environmental Matters. To the Knowledge of the Company, the Company is and since January 1, 2018 has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company or its business. The Company has not received since January 1, 2018 (or prior to that time, which is pending and unresolved), any written notice or other written communication, whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has Liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to have a material adverse effect on the Company or its business. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company with respect to any property leased or controlled by the Company or any business operated by them.

2.19. Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2018, the Company has not received any notice regarding any actual or potential: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

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2.20. Transactions with Affiliates.

(a) Section 2.20(a) of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2018, between the Company and any (i) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Section 2.20(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, investor rights agreement, right of first refusal agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.21. Anti-Bribery. None of the Company or any of its directors, officers or employees, or to its Knowledge any agents or any other Person acting on behalf of the Company, has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). To the Knowledge of the Company, the Company is not and has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.22. Disclaimer of Other Representations or Warranties. Except as otherwise specifically provided in this Section 2 (as modified by the Disclosure Schedule) or except as set forth in any certificate delivered to the Parent hereunder, all securities of the Company are (and the Surviving Corporation itself is) being acquired by the Parent AS IS WITHOUT ANY OTHER EXPRESSED OR IMPLIED WARRANTY and none of the holders of any such securities, the Stockholders’ Representative, the Company nor any of their respective managers, officers, employees, members, agents, Affiliates or Representatives, nor any other Person, has made or shall be deemed to have made any representation or warranty to the Parent, the Merger Sub or any of their respective Affiliates, express or implied, at Law or in equity, with respect to any such securities, such holders, the Stockholders’ Representative, the Company, the Company’s business or the assets, Liabilities, results of operations or financial condition of the Company, including any representations and warranties as to the accuracy or completeness of any information provided or made available to the Parent or any of its respective Affiliates or Representatives pursuant to the Confidentiality Agreement or as to the future sales, revenue, profitability or success of the Company’s business, or any representations or warranties arising from statute or otherwise in Law, from a course of dealing or a usage of trade, and all such other representations and warranties are expressly disclaimed by the Company.

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2.23 Bank Accounts. Section 2.23 of the Disclosure Schedule sets forth true, correct and complete information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of the date two business days prior to the date of this Agreement (and whether any cash comprising such balances is “restricted cash”) and the names of all individuals authorized to draw on or make withdrawals from such accounts (and no changes to such information shall have occurred as of the Closing Date).

2.24 No Financial Advisors. Except as set forth in Section 2.24 of the Disclosure Schedule, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the Contemplated Transactions.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 12.15(i), except (i) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) solely with respect to Section 3.5 below, as disclosed in the Parent SEC Documents filed with the SEC on or after January 1, 2020 and prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company and to the holders of the Company’s securities as follows:

3.1. Due Organization; Subsidiaries.

(a)  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

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(c) Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.

3.2. Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3. Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority, and has taken all necessary actions, to execute and deliver this Agreement and all other agreements, documents and instruments to be executed and delivered as contemplated by this Agreement, and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; and (b) approved and declared advisable this Agreement and the Contemplated Transactions. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) recommended, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. No other proceeding on the part of Parent or Merger Sub is necessary to authorize this Agreement or the Contemplated Transactions.

3.4. Non-Contravention; Consents. Subject to the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;

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(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to be material to Parent or its business;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for Permitted Encumbrances).

Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, Parent and Merger Sub are not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement and all other documents, instruments and agreements executed and delivered in connection with the Contemplated Transactions, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.5. SEC Filings; Financial Statements.

(a) Parent has made available to the Company via the SEC edgar system accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2020 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.5, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Parent has never been and is not currently an issuer as such term is described in Rule 144(i) of the Securities Act.

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(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments none of which are material) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq and has not received any written notice that it is not in compliance with all current listing and governance rules and regulations of Nasdaq.

3.6. Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened to commence any Legal Proceeding: (i) that involves (A) Parent, or (B) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.6(b) of the Parent Disclosure Schedule, since January 1, 2021, no Legal Proceeding has been pending against Parent that resulted in material Liability to Parent.

(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject. To the Knowledge of Parent, no executive officer of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

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3.7 Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

3.8 No Financial Advisors. No brokerage or finder’s fees or commissions are or will be payable by the Parent to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the Contemplated Transactions.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1. Operation of the Company’s Business.

(a) Except as set forth on Section 4.1(a) of the Company Disclosure Schedule, as expressly permitted or required by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period between execution of this Agreement and the Closing or the earlier termination of this Agreement (the “Pre-Closing Period”) the Company shall conduct its business and operations in the Ordinary Course of Business (except with respect to the Pre-Closing Redemption) and in compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) to effect and consummate the Pre-Closing Redemption, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for the Pre-Closing Redemption and for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

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(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the Ordinary Course of Business; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person (other than advances of employee expenses in accordance with the Company’s practices) in the Ordinary Course of Business, (B) incur or guarantee any Indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Company operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”);

(vi) other than as required by applicable Law, including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 2.17(a) of the Company Disclosure Schedule, as in effect on the date of this Agreement, or as otherwise expressly contemplated by this Agreement: (A) adopt, terminate (except as explicitly required by this Agreement), establish or enter into any Benefit Plan; (B) cause or permit any Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) Key Employee;

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease, transfer or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties (other than Permitted Encumbrances), except in the Ordinary Course of Business;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business); for purposes hereof material assets shall include the names Elusys and Anthim and material Company IP shall include the domain name Elusys.com;

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(xi) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax Liability, enter into any material Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any material accounting method in respect of Taxes, in each case above to the extent it would reasonably be expected to have an adverse effect on the Surviving Corporation following the Closing;

(xii) (A) except as expressly contemplated by this Agreement, terminate any Company Material Contract, or (B) subject to Section 4.1(c) below, enter into or materially amend or renew any Company Material Agreement if such proposed Company Material Agreement or amendment to a Company Material Agreement (x) is not in the Ordinary Course of Business and payments by the Company thereunder are expected to exceed $50,000, or (y) is in the Ordinary Course of Business but payments thereunder are expected to exceed $50,000;

(xiii) except as otherwise set forth in the Company Budget or as otherwise expressly contemplated by this Agreement, and except for the Pre-Closing Redemption, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case in amounts that exceed $50,000;

(xiv) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xv) agree, resolve or commit to do any of the foregoing.

(c) Notwithstanding anything in Section 4.1(b) to the contrary, in the event that Company wishes to obtain Parent’s written consent to enter into or materially amend any Company Material Agreement as contemplated by Section 4.1(b)(xii) above, the Company shall provide notice thereof to Parent in accordance with Section 12.8 and include with such notice a copy of the proposed Company Material Agreement or the proposed amendment to a Company Material Agreement, as applicable. Parent shall have five Business Days to review such notice and may request additional information or documents as Parent may require in its reasonable discretion in connection with such review. Parent’s consent to any proposed Company Material Agreement or proposed amendment to a Company Material Agreement shall not be unreasonably withheld, conditioned or delayed. Parent shall be deemed to have consented to any such proposed Company Material Agreement or proposed amendment to a Company Material Agreement if Parent does not substantively respond to the Company by the end of such three Business Day period.

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4.2. Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, management personnel, property and assets and to the books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries that are in its possession; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request (all at the expense of the requesting Party); (c) permit the other Party’s officers and other relevant employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; and (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party or unreasonably burden the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.3. Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, it shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.3, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.3 by the Company for purposes of this Agreement.

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(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company provided to such Person.

4.4. Notification of Certain Matters. During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, any director, officer or Key Employee of the Company; (c) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of the Company to comply with any covenant or obligation of the Company; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.4 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable. During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries or, to the Knowledge of Parent, any director, officer or Key Employee of Parent or its Subsidiaries; (c) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of Parent to comply with any covenant or obligation of Parent; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Company pursuant to this Section 4.4 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable.

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4.5. Code Section 280G Approval. The Company shall (a) request from each “disqualified individual” (within the meaning of Code Section 280G) of the Company who has a right to any payments and/or benefits or potential right to any payments and/or benefits under any Benefit Plan or otherwise that are “contingent” (within the meaning of Code Section 280G) on the Contemplated Transactions and that would be deemed to constitute “parachute payments” (within the meaning of Code Section 280G) a waiver, subject to the approval described in clause (b), of such Person’s rights to all of such parachute payments to the extent that such parachute payments would for such Person equal or exceed the amount determined in accordance with Treasury Regulation Section 1.280G-1, Q&A-2(a)(4) (the “Waived 280G Benefits”) and (b) if an irrevocable waiver of the Waived 280G Benefits is delivered by the “disqualified individual,” the Company shall solicit the approval of the stockholders of the Company, to the extent and in the manner required under Code Section 280G(b)(5)(B) and the regulations promulgated thereunder, of any Waived 280G Benefits. Prior to distribution of any materials to stockholders to solicit their votes (within the meaning of Code Section 280G) in connection with the waiver and vote described in this Section 4.5, the Company shall have provided Parent a copy of its Code Section 280G calculations, and shall provide Parent a reasonable opportunity to review and comment on drafts of all such waiver and voting materials and shall accept all of Parent’s reasonable comments to such documents that are timely made to the Company. If an irrevocable waiver of the Waived 280G Benefits has been delivered by the “disqualified individual”, at least two (2) days prior to the Closing Date the Company shall deliver to Parent evidence that a vote of the Company’s stockholders was solicited in accordance with the foregoing provisions of this Section 4.5 and that either (i) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained. Nothing contained herein shall be construed as requiring any specific outcome of the stockholder vote described herein.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1. Company Stockholder Written Consent.

(a) The Company shall use its reasonable best efforts to obtain, no later than eight (8) hours after the execution of this Agreement, approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement, the Merger and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. The Company shall ensure that all consents solicited by it are solicited, in material compliance with the DGCL, the Company Organizational Documents and all other applicable Laws. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement, the Merger and the Contemplated Transactions.

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(b) Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail (or cause the Paying Agent to mail) a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL along with such other information as is required thereunder and pursuant to applicable Law. All materials submitted to the stockholders of the Company in accordance with this Section 5.1(b) shall be subject to Parent’s advance review and reasonable approval.

(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement, the Merger and the Contemplated Transactions and shall use reasonable best efforts to solicit such approval within the time set forth in Section 5.1(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed prior to termination of this Agreement (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

5.2. Regulatory Approvals. Prior to Closing each Party shall, and after Closing Parent and the Surviving Corporation shall, use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, including, but not limited to, all regulatory approvals required due to the acquisition of the Company by Parent and resulting change of control, and to submit promptly any additional information requested by any such Governmental Body. After Closing Parent and the Surviving Corporation shall in a timely manner file, and shall thereafter use commercially reasonable efforts to obtain approval regarding, a supplemental BLA with the FDA to among other things obtain approval of a new manufacturing source and facility for Anthim. Prior to Closing, if requested by Parent, the Company and Parent shall seek to hold a joint call with the government contracting officer responsible for DO3 to inform them of the transaction. All cost, expenses and fees (including filing fees) incurred in such efforts shall be paid by Parent or the Surviving Corporation; provided, that the Company shall pay its own costs and expenses for the Company’s efforts hereunder prior to Closing. Commercially reasonable efforts mean the efforts that a pharmaceutical company of similar size would reasonably devote with respect to its own product with similar commercial potential at a similar stage in the research, development or commercialization lifecycle, taking into consideration the anticipated profitability and cost to obtain the supplemental BLA (in each case without taking into account any Earn Out Payment Amount obligations). For the avoidance of doubt, the obligations of Parent and Surviving Corporation with respect to the supplemental BLA with the FDA (to among other things obtain approval of a new manufacturing source and facility for Anthim) shall not apply if it is not possible (after consultation with the Stockholders’ Representative, including Parent’s analysis of the circumstances then in effect) to arrange a new manufacturing source and facility for Anthim on terms that are commercially feasible (after complying with Section 12.1 and giving due regard for the marketing, sales and distribution opportunities then existing for Anthim).

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5.3. Company Options.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plans, whether or not vested, shall be cancelled and extinguished by the Company for no consideration. Prior to the Effective Time, the Company shall take all other lawful action as may be necessary to provide for and give effect to the transactions contemplated by this Section 5.3.

(b) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 5.3 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in Section 5.3(a).

5.4. Employee Benefits.

(a) Effective immediately before the Effective Time, the Company (i) shall terminate each Benefit Plan (unless Parent provides written notice to the Company at least five business days prior to the Closing Date that such Benefit Plan shall not be terminated), including any 401(k) plan maintained by the Company. Unless Parent provides any such written notice to the Company, the Company shall provide Parent with evidence that such Benefit Plan(s) have been terminated (effective no later than immediately before the Effective Time) pursuant to resolutions of the Company’s Board of Directors and any other necessary corporate action. The form and substance of such resolutions shall be subject to review and approval of Parent and its counsel (such review to be timely and not unreasonably withheld, conditioned or delayed). The Company also shall take such other actions in furtherance of terminating such Benefit Plan(s) as Parent may reasonably require and are necessary for the termination of such Benefit Plan(s). In the event that distribution or rollover of assets from the trust or custodial account of a 401(k) plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent as soon as possible following the date of this Agreement. Notwithstanding the foregoing, the Company shall make such amendments to the Company 401(k) Plan as are reasonably requested by Parent prior to the Closing Date, including, but not limited to, fully vest employer contributions and permit full distribution of accounts upon termination of the Company 401(k) Plan. Parent agrees to file any and all Form 5500s for the Company’s 401(k) Plan and to file Form 5310 with the IRS for a determination letter, and otherwise file any and all other documents and instruments as may be required in connection with the termination of the Company’s 401(k) Plan.

(b) Immediately prior to the Effective Date, the Company shall terminate all employment and consulting agreements, and the employment of each employee and consultant. The Company shall be responsible for, and shall pay to such employees and consultants immediately prior to the Effective Time, all amounts owed to such employees and consultants for compensation or benefits accrued prior to and through the Closing, including any employees’ accrued vacation pay and paid time off that must be paid in cash (as opposed to those that will expire without payment if not used by an applicable deadline);

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(c) For Company’s employees retained or hired by Parent or its Affiliate, Parent agrees that:

(i) from the Closing Date through the later of December 31, 2022 or the performance by the Surviving Company or Parent of all obligations to deliver Anthim pursuant to DO3 (the “Continuation Period”), Parent will provide or cause the Surviving Company or an Affiliate of Parent to provide the employees of the Company who are employed immediately prior to Closing and who either remain employed immediately after, or are hired after, Closing (the “Continuing Employees”) while retained compensation during their period of employment in the Continuation Period that is no less favorable than the compensation provided to such Continuing Employees immediately after the Closing Date pursuant to offer letters to be presented to them by Parent prior to the Closing; provided, however, that employees retained will be employees at will and subject to termination at the discretion of the Parent or the Surviving Corporation and there is no guarantee of employment (though the Parties acknowledge that the foregoing proviso shall not in any way amend, limit or affect the covenants in Section 12.1); and

(ii) from and after the Closing Date, Parent will, or will cause an Affiliate, to grant Continuing Employees benefits offered to comparably situated employees of Parent or its Affiliates under the benefit plans of the Parent and/or its Affiliates (the “Parent Plans”). For purposes of identifying such “comparably situated employees,” the Continuing Employees shall be given credit for service with the Company earned prior to the Closing Date (just as if such service had instead been with Parent). For purposes of such benefits, Parent will use good faith efforts to give Continuing Employees credit for service with the Company earned prior to the Closing Date for eligibility, seniority and vesting purposes under the Parent Plans (including for purposes of vacation accrual and severance benefit determinations). Parent will, or will cause an Affiliate, to use good faith efforts to cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods, and evidence of insurability requirements under any Parent Plan.

Nothing contained in this Section 5.4, express or implied, is intended to confer upon any employee of the Company any right to continued employment for any period or to require Parent or Surviving Corporation to continue the employment of any employee for any period of time.

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5.5. Certain Refunds, Credits and True-Up Payments. All (a) Tax refunds and/or Tax credits received or used by the Surviving Corporation (or Parent or any of its Affiliates) after the Closing with respect to periods (or portions thereof) occurring on or prior to the Closing, and (b) True-Up Payments received by the Surviving Corporation (or Parent or any of its Affiliates) after the Closing that relate to or are with respect to any periods (or portions thereof) prior to Closing, shall, in either case, be for the benefit of the Company’s stockholders as of immediately prior to Closing (the “Stockholders”). All such amounts shall, as of the time received, (i) be used to pay and satisfy any unpaid Pre-Closing Obligations, if any, that have not already been recovered under this Agreement, (ii) be used to pay amounts then owed to Parent under the terms of Section 11 below with respect to Taxes attributable to Pre-Closing Tax Returns, and (iii) if any amounts remain after such payments, the remaining amounts shall be paid over by Parent or the Surviving Corporation to the Paying Agent for the benefit of Stockholders and paid to them pursuant to the final sentence of this paragraph. Any such amounts to be paid to the Stockholders shall promptly be paid by the Paying Agent to the former holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock in accordance with their respective Preference Percentages, unless the Stockholders’ Representative specifies an alternate payment arrangement in writing to the Paying Agent and such alternate payment arrangement is consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the Parent shall have the discretion to delay payment of amounts under this Section 5.5 that cumulatively do not exceed $100,000 until the next Milestone Payment is made to the Paying Agent (except that in no event may it be delayed beyond the Reconciliation Adjustment Event).

5.6. Company Closing Cash Balance.

(a) Two (2) days prior to the Closing Date, the Company shall prepare and deliver to Parent a statement (the “Estimated Statement”) setting forth the Company’s estimate of the Initial Cash Balance of the Company (the “Estimated Net Cash Amount”) as of immediately prior to Closing. The Initial Cash Merger Consideration shall be computed and paid as if the Initial Cash Balance of the Company was equal to the Estimated Net Cash Amount.

(b) At Closing, the Company shall not have any unpaid Pre-Closing Obligations. Notwithstanding anything to the contrary in this Agreement, recovery for any breach of this Section 5.6(b) shall not duplicate any recovery made under Section 1.12(b) with respect to unpaid Required Payments or otherwise as an adjustment to the Merger Consideration.

(c) Within 60 days following the Closing Date, and in any event prior to the payment of the Second Cash Merger Consideration, Parent shall prepare and deliver to the Stockholders’ Representative a calculation of the Initial Cash Balance of the Company as of immediately prior to Closing (the “Closing Net Cash Amount”). If the Closing Net Cash Amount, as finally determined, is greater than the Estimated Net Cash Amount, the Second Cash Merger Consideration amount shall be increased by the difference, and if the Closing Net Cash Amount is less than the Estimated Net Cash Amount, the Second Cash Merger Consideration amount shall be decreased by the difference (net in each case of any adjustments made prior to the Second Cash Merger Consideration Trigger Event). The adjustment provided for in this paragraph shall not foreclose further adjustments if new facts with respects to matters existing on or prior to the Closing Date become known that would have affected the calculation of the Closing Net Cash Amount as of immediately prior to Closing.

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5.7. Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all of their respective actions required to consummate the Merger. Without limiting the generality of the foregoing, each Party to this Agreement shall use commercially reasonable efforts to: (a) make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger; (b) obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Merger or for such Contract to remain in full force and effect immediately after the Merger; (c) lift any injunction against such Party prohibiting the Merger; and (d) satisfy the conditions precedent to the consummation of the Merger. Without limiting the generality of anything contained in this Section 5.7, each party hereto shall (1) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Body with respect to the Merger, (2) keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, and (3) promptly inform the other parties of any communication to or from any Governmental Body regarding the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Notwithstanding anything to the contrary herein, the Stockholders’ Representative shall have no obligation to file or prepare any Tax Returns.

5.8. Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.8. Notwithstanding the foregoing, nothing in this Section 5.8 shall in any way prevent or restrict (i) the Stockholders’ Representative with the administration of its duties hereunder or under the Stockholders’ Representative Agreement, including without limitation, communication with the Advisory Group (as defined in Section 12.13) subject to informing the Advisory Group that the information is confidential and instructing them to treat it as confidential, or (ii) the Company from disclosing: (x) the existence of the Contemplated Transactions (but not the financial terms thereof) to (A) any third parties from whom the Company needs to obtain a Consent to consummate the transactions contemplated by this Agreement, including applicable customers, or (B) the Company’s employees; (y) the existence and terms of the Agreement and/or the Contemplated Transactions to its stockholders; or (z) anything to any Person as long as such disclosure is consistent with press releases, public disclosures or public statements that have at such time previously been made by Parent.

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5.9. Directors and Officers. The Parties shall use reasonable best efforts and take all necessary action so that immediately after the Effective Time each director and officer of the Company shall deliver to Parent written resignations from such positions as a director and officer effective at the Effective Time, and the current directors of Parent and the Stockholder Designee shall serve as directors of the Company until their successors are duly elected or their earlier resignation. As used herein, the “Stockholder Designee” means a director of the Surviving Corporation that is mutually and reasonably acceptable to, and shall be designated by, the Parent and the Advisory Group for election to the Board of Directors of the Surviving Corporation from time to time. The initial Stockholder Designee shall be Elizabeth Posillico (and she shall at all times be considered acceptable to Parent and the Advisory Group such that if she is then willing to serve on such Board she shall be the Stockholder Designee so designated, except if: (i) she is convicted (including a guilty plea or a no contest plea) of a felony or of any crime involving fraud or moral turpitude: (ii) she engages in documented misconduct which both (A) brings Parent, the Surviving Corporation or herself under widespread ridicule, contempt, scandal or public disrepute or which shocks or offends the general public, and (B) is materially detrimental to the Surviving Corporation or its products or services; or (iii) she materially breaches any non-disclosure agreement or Company confidentiality policy that is applicable to the directors and is disclosed to her in writing prior to such breach). The Stockholder Designee shall be entitled, at the request of the Stockholder Designee, to serve on all committees of the Board of Directors of the Surviving Corporation. Parent shall ensure that a Stockholder Designee is and remains elected to the Board of Directors of the Surviving Corporation at all times after Closing until such time as the Surviving Corporation has received final approval of the supplemental BLA with the FDA contemplated by Section 5.2 (to among other things obtain approval of a new manufacturing source and facility for Anthim).

5.10. Termination of Certain Agreements and Rights. The Company shall cause any agreements with any stockholders or investors, including the Investor Agreements, to be terminated immediately prior to the Effective Time, without any Liability being imposed on the part of Parent or the Surviving Corporation. Nothing in this Section 5.10 shall in any way affect or require the termination of the Repurchase Agreement.

5.11. Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement. Notwithstanding the foregoing, no Party shall be required to expend any cash or incur any Liability or cost in providing such cooperation at the request of the other Party.

5.12. Allocation Certificate. The Company will prepare and deliver to Parent at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer or Chief Executive Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock; (b) such holder’s name, email address and address; (c) the number and type of Company Capital Stock held as of the Closing Date for each such holder; (d) the Preference Percentage applicable to such holder (if such holder holds shares of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock); and (e) the Initial Merger Cash Consideration to be issued pursuant to this Agreement in respect of the Company Capital Stock held by such holder (the “Allocation Certificate”).

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5.13. Company Financial Statements. As promptly as reasonably practicable following each calendar quarter that is completed after the prior year end and prior to the Closing Date, the Company will furnish to Parent unaudited interim financial statements for such calendar quarter (the “Company Interim Financial Statements”). Each of the Company Interim Financial Statements will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Interim Financial Statements. In addition, prior to Closing the Company will furnish to Parent “reviewed” financial statements for the Company for the three-quarter period ended September 30, 2021, a balance sheet as of December 31, 2020, and income statements for the three-quarter period ended September 30, 2020 and will thereafter reasonably assist Parent (if requested) in Parent’s efforts to prepare combined pro form financial statements for such period.

5.14. Stockholder Litigation. Parent shall conduct and control the settlement and defense of any stockholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions; provided that any settlement or other resolution of any such stockholder litigation agreed to by Parent after the Closing shall be approved in advance by the Stockholders’ Representative, which approval shall not be unreasonably withheld, conditioned or delayed. Without limiting the foregoing, prior to the Closing, Parent shall give the Company the opportunity to consult with Parent in connection with the defense and settlement of any such stockholder litigation, and Parent shall keep the Company reasonably apprised of any material developments in connection with any such stockholder litigation.

5.15. Certain D&O Matters.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each Person who, as of the Closing Date, is a current or former director or officer of the Company, or any agent with such rights, (collectively, the “Covered Persons”) pursuant to the applicable Organizational Documents of the Company in effect on the date hereof and the Delaware General Corporation Law (or will be in effect as of the Closing with respect to the Company) and any individual indemnity agreements in existence on the date hereof and provided or made available to Parent shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date. Following the Merger, neither Parent nor the Surviving Corporation shall amend, repeal or otherwise modify such arrangements in any manner that would adversely affect the rights of the Covered Persons thereunder.

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(b) For a period of six (6) years from the Closing Date, Parent shall cause the Company to honor, to the fullest extent permitted by applicable Law, all of the obligations of the Company to indemnify (including any obligations to advance funds for expenses) the Covered Persons to the extent that such obligations of the Company exist on the Closing Date pursuant to the applicable Organizational Documents of the Company in effect on the date hereof or individual indemnity agreements in existence on the date hereof, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of such arrangements.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns after the Closing Date (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Corporation or of their respective successors or assigns assume the obligations of Parent and the Surviving Corporation or their respective successors or assigns as contemplated by this Section 5.15.

(d) The provisions of this Section 5.15 shall survive the consummation of the Merger and expressly are intended to benefit each of the Covered Persons.

(e) The Company shall obtain a prepaid tail policy prior to the Closing that provides Covered Persons with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Closing Date (the “Tail Policy”). Parent shall cause the Surviving Corporation to maintain the Tail Policy in full force and effect, and continue to honor the obligations thereunder.

(f) Notwithstanding anything to the contrary in Sections 5.15(a) through 5.15(e), the Company and the Stockholders’ Representative acknowledge and agree that, subject to Section 5.15(g) below, neither Parent nor the Surviving Corporation shall be obligated under Sections 5.15(a) through 5.15(e) for any payments, costs, fees or expenses that are not otherwise paid for by, or recoverable under, the Tail Policy.

(g) In the event litigation should be initiated to enforce any term or provision of this Section 5.15, the prevailing party in such litigation shall be entitled to recover all costs incurred in connection therewith, including, without limitation, reasonable attorneys’ and paralegals’ fees.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1. No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

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6.2. Stockholder Approval. The Company shall have obtained the Required Company Stockholder Vote.

6.3. Government Contracts. The DO3 contract shall not have been terminated and the Company shall not be in material default under the DO3 contract. The government contracting officer responsible for the DO3 contract shall not have informed the Parent or the Company that such officer or the SNS has a material objection to the Merger which such officer expects will result in a termination of the DO3 relationship (which, for the avoidance of doubt, shall not be deemed triggered by either (i) the fact that a novation of the DO3 contract may or will be required to be obtained from (or similar consent granted by) the government after Closing to continue the DO3 relationship, or (ii) statements or notices to the effect that such officer or the government will need to review the Merger-related documents and facts and circumstances before making any final decision). If a novation is required, or a government review takes place, and the result of such process or review is that the DO3 contract is terminated or the net revenues specified thereunder are reduced (despite Parent’s good faith efforts to avoid the same; provided that Parent shall not be required to incur an aggregate amount of payables or expenses that qualify for inclusion in the calculation of the Reconciliation Adjustment that would result in a final net Reduction Amount (as defined in the definition of Reconciliation Adjustment, after applying the final sentence of such definition) that Parent would not be able to recover by offset against the reasonably expected amounts payable to Stockholders under this Agreement), Parent and the Surviving Corporation will have no liability to the Company or its Stockholders arising from such government actions, including, but not limited to, no liability for loss or reduction of Milestone Payments.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1. Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, in each case, for such inaccuracies which are de minimis, individually or in the aggregate. The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

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7.2. Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3. Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (A) (i) that the conditions set forth in Sections 7.1, 7.2, and 7.5 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.11 is true and accurate in all respects as of the Closing Date; (B) as to the incumbency of each officer signing this Agreement or any agreement or certificate required to be executed hereunder and (C) the adoption of resolutions of the board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions;

(b) a written resignation, in a form reasonably satisfactory to Parent, dated as of or prior to the Closing Date and effective as of the Closing, executed by each of the officers and directors of the Company listed in Section 7.3(b) of the Company Disclosure Schedule;

(c) a certificate of good standing of Company in its jurisdiction of incorporation and the foreign jurisdictions in which it is qualified, and a certified Amended and Restated Certificate of Incorporation;

(d) evidence regarding each bank listed on Section 2.24 of the Company Disclosure Schedule of (i) the termination of authorization of any of the current Company employees authorized to draw on or make withdrawals from such accounts and (ii) the appointment, effective from and after the Closing, of Jeff Wolf and William Ostrander as the sole Persons authorized to draw on or make withdrawals from such accounts;

(e) general releases, in the Company’s customary form (a copy of which has been provided to Parent), from each employee of the Company entitled to a Severance Payment;

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(f) the Company Interim Financial Statements for each calendar quarter that is completed between the date of this Agreement and the Closing Date and any financial statements required by the final sentence of Section 5.13, if any; and

(g) evidence satisfactory to Parent that registration of the domain names set forth on Section 2.12(b) of the Company Disclosure Schedule has been transferred to the Company.

7.4. FIRPTA Certificate. Parent shall have received from the Company an executed notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h), dated as of the Closing Date, and in form and substance reasonably acceptable to Parent.

7.5. No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6 Dissenting Shares. The total number of Dissenting Shares shall not exceed three percent (3.0%) of the outstanding shares of the Company Capital Stock immediately prior to the Effective Time and the time period for holders of Company Capital Stock to assert dissenters’ rights in accordance with the provisions of DGCL shall have expired.

7.7 Consents. Any Governmental Authorization or other Consent required to be obtained by the Company under any applicable Law shall have been obtained and shall remain in full force and effect.

7.8. No Stockholder Litigation. There shall not be any Legal Proceeding pending, or threatened in writing, by a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or take any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Parent, Merger Sub or the Company any damages or other relief that may be material to Parent or the Company; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the Company Capital Stock; (d) that would materially and adversely affect the right or ability of Parent or the Company to own the assets or operate the business of Parent or the Company; or (e) seeking to compel the Company or Parent to dispose of or hold separate any material assets as a result of the Merger.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

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8.1. Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) except, in each case, for such inaccuracies which are de minimis. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2. Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3. Documents. The Company shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied.

8.4. No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

8.5 Consents. Any Governmental Authorization or other Consent required to be obtained by Parent or Merger Sub under any applicable Law shall have been obtained and shall remain in full force and effect.

Section 9. TERMINATION

9.1. Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders), unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by January 31, 2022 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s (or in Parent’s case, if its or Merger Sub’s) action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

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(d) by Parent if the Required Company Stockholder Vote shall not have been obtained within eight (8) hours of the time of execution of this Agreement;

(e) by the Company, upon a breach of any material representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the Closing; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(e) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(e) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(e) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(f) by Parent, upon a breach of any material representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the Closing; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(f) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

9.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, Section 12 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Liability for Fraud by the Company (except where the Parent Termination Fee applies under Section 9.3), for fraud by Parent or Merger Sub with respect to its representations and warranties, or for any Party’s willful and intentional breach of any covenant or agreement contained in this Agreement (except, in the case of the Company, where the Parent Termination Fee applies under Section 9.3).

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9.3. Termination Fee.

(a) If (i) this Agreement is terminated by Parent pursuant to Section 9.1(f) for a breach by the Company of its obligations under Section 4.3, (ii) an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise communicated to the Company or the Company Board after the date of execution of this Agreement but prior to the termination of this Agreement and (iii) within nine (9) months after the date of such termination, the Company consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (ii) with the Person who made such Acquisition Proposal (or its Affiliate, or with any group of acquirers including such Person or its Affiliate), then the Company shall pay to Parent an amount equal to $750,000 (the “Parent Termination Fee”) within ten Business Days after consummation of such Subsequent Transaction.

(b) Any Parent Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If the Company fails to pay when due any amount payable by it under this Section 9.3, then Company shall (i) reimburse the Parent for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the successful collection of such overdue amount and the enforcement by Parent of its rights under this Section 9.3 (unless Parent’s demand for the Parent Termination Fee is withdrawn by Parent or it is determined by a court that such Parent Termination Fee is not actually owed), and (ii) Company shall pay to Parent interest on such overdue amount actually owed (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid. If Parent brings a claim for a Parent Termination Fee and it is withdrawn by Parent or it is determined by a court that such Parent Termination Fee is not actually owed, then Parent shall reimburse the Company for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with defending against such claim.

(c) The Parties agree that payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent, the Merger Sub and their respective Affiliates following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion, and that following payment of the Parent Termination Fee (x) the Company, the Stockholders and their respective Affiliates, and the officers, directors, employees, managers, partners, agents, representatives and/or members of the Company, the Stockholders and their respective Affiliates (collectively, the “Released Parties”) shall have no further Liability to Parent, the Merger Sub and their respective Affiliates in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent, the Merger Sub nor any of their respective shall be entitled to bring or maintain any other claim, action or Legal Proceeding against the Released Parties or seek to obtain any recovery, judgment or damages of any kind against any Released Party in connection with or arising out of this Agreement or the termination thereof, any breach by any Released Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent, the Merger Sub and their respective Affiliates shall be precluded from any other remedy against any Released Party, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by any Released Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

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(d) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

Section 10. SURVIVAL AND INDEMNIFICATION

10.1. Survival of Representations and Covenants.

(a) Survival. Subject to Section 10.1(d), the representations and warranties made by the Company in this Agreement and the right to make indemnification claims in respect of such representations and warranties shall survive the Effective Time until the twenty four (24) month anniversary of the Closing Date; provided, that (i) the Company Fundamental Representations and the right to make indemnification claims in respect of such Company Fundamental Representations shall survive the Effective Time until the six (6) year anniversary of the Closing Date; and (ii) the representations or warranties contained in Section 2.16 (Tax Matters) and the right to make indemnification claims in respect of such representations and warranties shall survive the Effective Time until the six (6) year anniversary of the Closing Date (the respective date of expiration for the survival of a particular representation and warranty shall be referred to as its “Survival Date”); provided, further that if, at any time on or before the applicable Survival Date, any Indemnitee in good faith delivers to the Stockholders’ Representative a written notice alleging the existence of an inaccuracy in or a breach of a representation or warranty and asserting facts that reasonably establish a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the relevant representation and warranty and claim for recovery shall survive the Survival Date solely with respect to such claim until such time as such claim is fully and finally resolved or withdrawn.

(b) Parent Representations. All representations and warranties made by Parent and Merger Sub shall terminate and expire at the Effective Time, and any Liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease.

(c) Survival of Covenants. All covenants and agreements of the parties hereto contained herein that is to be performed on or following the Closing Date shall survive the Effective Time until fully waived in writing, performed or complied with.

(d) Fraud. The limitations set forth in Section 10.1(a) and Section 10.1(b) shall not apply in the event of any Fraud (in the case of Section 10.1(a)) or any fraud of Parent (in the case of Section 10.1(b)), in each case as determined by a non-appealable and binding decision by a court of law having jurisdiction over the parties.

10.2 Indemnification of Indemnitees. From and after the Effective Time (but subject to Section 10.1 and Section 10.3), each Indemnitee shall be indemnified and held harmless from and against any Damages suffered or incurred by such Indemnitee (regardless of whether or not such Damages relate to any Third Party Claim) which arise from or as a result of:

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(a) any inaccuracy in or breach of any representation or warranty made (i) by the Company in Section 2 of this Agreement or by the Company in any other agreement or certificate required to be delivered at Closing by the Company pursuant to this Agreement, or (ii) by any Stockholder in its Letter of Transmittal;

(b) any breach or non-fulfillment of any covenant or other obligation of or to be performed by (i) any of the Stockholders or the Stockholders’ Representative (in his, her or its capacity as such) in this Agreement, or by (ii) the Company in this Agreement prior to Closing;

(c) without duplication of recovery, Taxes of the Company attributable to taxable periods ending on or before the Closing Date or, with respect to taxable periods ending after and including the Closing Date, the portion of such taxable periods ending on the Closing Date, in each case that both (i) are not accounted for in the calculation of the Merger Consideration or in adjustments under Section 11 (including through Adjustments, Purchase Price Reductions or any deductions from the amount of Milestone Payments or Earn Out Payments otherwise payable), and (ii) do not result from any action or failure to act by Parent or any of its Affiliates (including the Surviving Corporation) on the Closing Date after the Effective Time that is outside the ordinary course of business or inconsistent with past practice;

(d) without duplication of recovery, any claim of a Stockholder or former stockholder of the Company or any claim of a holder of Company Options or former holder of Company Options, in each case in his, her or its capacity as such, or of any other Person, to receive any payment (other than the right of the listed Stockholders of record to receive their share of the Merger Consideration as provided in this Agreement) based upon a claim of ownership or rights to ownership of any equity interests of the Company; and

(e) without duplication of recovery, the amount of any payments in respect of Dissenting Shares that exceed the amount such Stockholders would have received for such shares as Merger Consideration pursuant to the terms of this Agreement (had they not dissented and instead just agreed to receive the specified Merger Consideration), together with any other reasonable costs or expenses (including reasonable attorneys’ fees, costs and expenses in connection with any Legal Proceeding) in respect of any such claims.

provided, that the sole source for any and all recoveries and obligations under this Section 10.2 shall be for the Parent to make an offset claim against any Merger Consideration that has not yet at such time been paid to the Stockholders, all as further provided in Section 10.3(a) below. In no event shall any Stockholder have any personal obligation to indemnify or hold any Indemnitee harmless from or against any Damages (nor any obligation to return any Merger Consideration already received by such Stockholder for any reason). The parties acknowledge and agree that the Surviving Corporation is an Indemnitee and that, as such, Parent may make offset claims related to Surviving Corporation’s Damages that qualify for indemnification above. Nothing in this Section 10.2 shall allow a duplicative recovery of the same Damages by Parent, on the one hand, and the Indemnitees other than Parent, on the other hand.

10.3. Limitations. Notwithstanding anything to the contrary contained in this Agreement:

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(a) Sole Recovery Source. No offset under Section 10.2 shall be permitted for any particular indemnification claim unless and until (and then only to the extent that) Parent has in good faith delivered a Notice of Claim with respect to such claim that meets the requirements of Section 10.5 and states that Parent believes it is entitled to be indemnified for such amount. Subject to the other limits in this Section 10.3, including the Deductible and Cap (each as defined below), after complying with the prior sentence Parent may offset such specified amount (after applying the Deductible and Cap, as applicable) against any Merger Consideration that has not yet at such time been paid to the Stockholders. Such offset right shall be the sole recourse and source of recovery by or for Parent and/or the other Indemnitees for indemnification under Section 10.2. In no event shall any Stockholder have any obligation to personally indemnify or hold any Indemnitee harmless from or against any Damages (nor any obligation to return any Merger Consideration already received by such Stockholder for any reason). If after Parent offsets an amount it is finally determined, pursuant to Section 10.5 below, that Parent is not entitled to recover such specific indemnification amount under Section 10.2, then Parent shall pay any amount so determined not to be so recoverable by Parent to the Paying Agent for distribution to the Stockholders (which amounts shall promptly be paid to the holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock in accordance with their respective Preference Percentages, unless the Stockholders’ Representative specifies an alternate payment arrangement in writing to the Paying Agent).

(b) Deductible. Parent and the other Indemnitees shall not be entitled to indemnification pursuant to Section 10.2 unless and until the aggregate amount of all Damages arising from successful indemnity claims made by them (as finally determined pursuant to Section 10.5 below) exceeds One Hundred Thousand Dollars ($100,000) (the “Deductible”), and if the aggregate amount of such indemnifiable Damages reaches the Deductible, they may only seek indemnity recourse for such indemnifiable Damages solely in excess of the Deductible amount (and again, solely by offset as provided in Section 10.3(a) above). Notwithstanding the foregoing, the Deductible shall not apply to breaches of the Company Fundamental Representations or in the case of Fraud and shall not apply to any Purchase Price Reductions or Adjustments.

(c) Cap. The combined cumulative amount recoverable by Parent and the other Indemnitees under this Agreement, including by setoff, through any particular moment in time shall never exceed the Cap Amount determined as of such time (the “Cap”). Parent, on behalf of itself and the other Indemnitees, hereby agrees not to seek, and none of them shall be entitled to recover, any Damages (including by setoff) or other amounts, at any time in excess of the amount of such Cap at such time. Notwithstanding the foregoing, the Cap shall not apply in the case of Fraud and shall not apply to any Purchase Price Reductions, any adjustments pursuant to Section 11 or Adjustments. For the avoidance of doubt, if Parent or another Indemnitee has a right to receive an indemnification amount (as finally determined pursuant to Section 10.5) but recovery of such amount would exceed the then applicable Cap, (i) such Parent or Indemnitee may recover any portion thereof, if any, as would not at such time exceed the Cap, and (ii) if the amount of the Cap is later increased, they may seek recovery of any remaining portion that would not exceed such increased Cap at such time (taking into account all other claims subject to such increased Cap).

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(d) Qualifications. For purposes of Section 10.2(a), with respect to each representation, warranty, covenant or agreement contained in this Agreement that is subject to a “materiality,” “material,” “Company Material Adverse Effect,” “in all material respects” or similar qualification (but not including knowledge or Knowledge of the Company), any such qualification shall be disregarded for purposes for purposes of calculating the amount of any Damages that is subject to indemnification hereunder (but, for the avoidance of doubt, not disregarded for purposes of determining if there is a breach or inaccuracy itself).

(e) Certain Reductions. The amount of any Damages for which indemnification is provided under Section 10.2 shall be net of any amounts actually recovered by any Indemnitees from any third party (including insurance proceeds) as a result of the facts or circumstances giving rise to the Damages.

(f) Mitigation. Each Indemnitee shall use reasonable efforts to mitigate or prevent any Damages for which it is entitled to indemnification under Section 10.2, which shall include using reasonable efforts to (i) pursue recovering any proceeds reasonably available under insurance policies and (ii) seek indemnification or other redress pursuant to the terms of any Contract to which the Company has the right to seek indemnification from any third party.

(g) Certain Other Limits. In no event shall any Indemnitee be entitled to indemnification under Section 10,2 with respect to a specific Damage to the extent such Damage (i) has already been included in a reduction to the calculation of the Merger Consideration (including as part of Purchase Price Reductions, Adjustments or any deductions from the amount of Milestone or Earn Out payments otherwise payable), or (ii) is included in the anticipated costs and expenses set forth on Schedule A to this Agreement under the columns titled “Dec 2021,” “Q1 2022” “Q2 2022” “Q3 2022” “Q4 2022” “Q1 2023” and “Q2 2023”.

(h) No Consequential Damages. In connection with an Indemnitee’s rights under Section 10.2, an Indemnitee may only seek, and have the right to recover, actual damages and may not seek or recover any other damages, including but not limited to Consequential Damages; provided, that the foregoing in this clause shall not apply in connection with any Third Party Claim to the extent that Consequential Damages are sought by the third party in such Third Party Claim.

(g) No Duplication. Any and all Liability for indemnification under Section 10,2 shall be determined without duplication of recovery by reason of the set of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or undertaking, or one or more rights to indemnification.

(h) No Other Beneficiaries. The indemnities provided under Section 10,2 are intended only for the Indemnitees and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person.

(i) Representations Not Limited by Knowledge. The Company and the Stockholders agree that the Indemnitees’ rights to indemnification contained in Section 10.2) relating to the representations and warranties of the Company (as qualified by the Company Disclosure Schedule) are part of the basis of the bargain contemplated by this Agreement; and such representations and warranties, and the rights and remedies that may be exercised by the Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of any knowledge on the part of any of the Indemnitees or their Representatives obtained through any investigation by any Indemnitee or such a Representative.

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10.4. Defense of Third Party Claims.

(a) In the event of the assertion or commencement by any Person, other than a party hereto or any Indemnitee, of any claim or Proceeding (whether against the Surviving Corporation, the Company, Parent or any other Person) with respect to which any Indemnitee is entitled to be indemnified and held harmless pursuant to Section 10.2 (a “Third Party Claim”), Parent shall give the Stockholders’ Representative prompt notice of the commencement of such Third Party Claim and shall keep the Stockholders’ Representative reasonably informed at all stages thereof; provided, that any failure on the part of Parent to so notify the Stockholders’ Representative shall not limit any of the obligations of the Stockholders under this Section 10 except to the extent such failure materially prejudices the defense of such Third Party Claim. The Stockholders’ Representative shall have the right (but not the obligation), at its election, to proceed with the defense of any such Third Party Claim with counsel reasonably satisfactory to Parent; provided, however, that the Stockholders’ Representative may not settle, adjust or compromise any such Third Party Claim without the prior written consent of Parent (which consent may not be unreasonably withheld, conditioned or delayed; without limitation, withholding, delaying or conditioning such consent will not be deemed to be unreasonable if such settlement, adjustment or compromise does not provide full release of the claims raised against the Indemnitee). To exercise such right to control defense, Stockholders’ Representative shall so notify Parent in writing of such election within 30 days after receipt by the Stockholders’ Representative of the notice of the commencement of such Third Party Claim. Any resulting indemnification obligation to the Indemnitees, if any, shall be subject to the other provisions of this Section 10, including the application of the Deductible and Cap, and shall be recoverable by Parent solely by offset from any Merger Consideration not yet paid by Parent to the Stockholders. Parent and the applicable Indemnitee(s) shall use commercially reasonable efforts to make available to the Stockholders’ Representative any reasonably requested documents and materials in his, her or its possession or control that may be necessary to the defense of such Third Party Claim.

(b) If Stockholders’ Representative does not elect to defend such Third Party Claim, Parent shall proceed with the defense of such Third Party Claim on its own; provided, however, that the Stockholders’ Representative may retain separate co-counsel at the sole cost and expense of the Stockholders, acting through the Stockholders’ Representative in its capacity as such, and participate in the defense of such Third Party Claim or Proceeding. In any such case:

(i) subject to the other provisions of this Section 10, including the application of the Deductible and Cap, the reasonable attorneys’ fees and expenses for the defense of such Third Party Claim shall be treated as Damages recoverable by Parent solely by offset from any Merger Consideration not yet paid by Parent to the Stockholders, and any recoveries of such defense costs therefrom shall count against the Cap;

(ii) the Stockholders’ Representative shall use commercially reasonable efforts to make available to Parent any reasonably requested documents and materials in his, her or its possession or control that may be necessary to the defense of such Third Party Claim; and

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(iii) Parent may not settle, adjust or compromise such Third Party Claim without the consent of the Stockholders’ Representative (it being agreed that if Parent requests such consent to a settlement, adjustment or compromise, the Stockholders’ Representative shall not unreasonably withhold, condition or delay such consent; without limitation, withholding, delaying or conditioning such consent will not be deemed to be unreasonable if such settlement, adjustment or compromise does not provide full release of the claims raised against the respective Stockholders). If Stockholders’ Representative withholds its consent, and Parent still wishes to settle, adjust or compromise such Third Party Claim, then such matter shall be submitted to an independent attorney at an independent, nationally or regionally recognized law firm, all as mutually agreed upon by Stockholders’ Representative and Parent (which attorney shall settle such dispute by determining whether the Stockholders’ Representative’s consent was unreasonably withheld under the circumstances, taking into account such attorney’s informed opinion as to whether the settlement is reasonable and fair and would likely have been agreed to by Parent even if it had no rights to indemnification with respect to such settlement).

10.5. Indemnification Claim Procedure.

(a) If any Indemnitee has incurred or suffered, or reasonably believes in good faith that it will (pursuant to a Third Party Claim asserted or commenced before the applicable Survival Date) incur or suffer, Damages for which it is or will be entitled to be held harmless and indemnified under this Section 10, or for which it is or will be entitled to another monetary remedy in the case of Fraud, Parent shall deliver a notice of claim (a “Notice of Claim”) promptly, and in any case within 30 days’ of either Indemnitee or Parent becoming aware of such claim, to the Stockholders’ Representative. Each Notice of Claim shall: (i) state that such Indemnitee believes in good faith that such Indemnitee is or will be entitled to indemnification under this Section 10 or is or will otherwise be entitled to a monetary remedy in the case of Fraud; (ii) contain a description of the material facts and circumstances supporting the Indemnitee’s claim; and (iii) contain a good faith, non-binding, preliminary estimate of the aggregate amount of the actual and potential Damages that the Indemnitee reasonably believes have arisen and will arise as a result of such facts and circumstances (the aggregate amount of such estimate, as it may be modified by Parent in good faith from time to time, being referred to as the “Claimed Amount”).

(b) During the 30-day period commencing upon delivery by Parent to the Stockholders’ Representative of a Notice of Claim (the “Claim Dispute Period”), the Stockholders’ Representative may deliver to Parent a written response (the “Response Notice”) in which the Stockholders’ Representative: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount (such agreed portion, the “Agreed Amount”) is owed to the Indemnitee; or (iii) in good faith indicates that no part of the Claimed Amount is owed to the Indemnitee (or that no such right to indemnification has been finally determined). If the Response Notice is delivered in accordance with clause (ii) or (iii) of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Stockholders’ Representative’s claim that only a portion or no part of the Claimed Amount is yet owed to the Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Stockholders’ Representative asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to in this Agreement as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by Parent to the Claimed Amount). If no Response Notice is delivered before the expiration of the Claim Dispute Period, then the Stockholders’ Representative shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee and may be recovered pursuant to Section 10.3(a), subject to application of the other limitations of Section 10.3 including the Deductible and Cap.

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(c) If: (i) the Stockholders’ Representative delivers a Response Notice agreeing that the full Claimed Amount is owed to the Indemnitee; or (ii) the Stockholders’ Representative does not deliver a Response Notice during the Claim Dispute Period, then, within three Business Days following the receipt of such Response Notice by Parent, or within three Business Days after the expiration of the Claim Dispute Period, as the case may be, to the extent any Merger Consideration remains to be paid to the Stockholders, Parent shall release to the applicable Indemnitee from the Merger Consideration an amount in cash equal to the full Claimed Amount (or such lesser amount as is then the remaining Merger Consideration), but in each case, subject to application of the other limitations of Section 10.3 including the Deductive and Cap.

(d) If the Stockholders’ Representative delivers a Response Notice during the Claim Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnitee, then within three Business Days following the receipt of such Response Notice by Parent, to the extent any Merger Consideration remains to be paid to the Stockholders, Parent shall release to the applicable Indemnitee from the Merger Consideration an amount in cash equal to the Agreed Amount (or such lesser amount as is the remaining Merger Consideration), but in each case, subject to application of the other limitations of Section 10.3 including the Deductible and Cap.

(e) If the Stockholders’ Representative delivers a Response Notice during the Claim Dispute Period indicating that there is a Contested Amount, the Stockholders’ Representative and Parent shall attempt in good faith to resolve the dispute related to the Contested Amount. If Parent and the Stockholders’ Representative resolve such dispute, a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by Parent, the Indemnitee and the Stockholders’ Representative; provided, that other than in the case of Fraud, in no event shall the Stipulated Amount be greater than the Cap. Within three Business Days following the execution of such settlement agreement, to the extent any Merger Consideration remains to be paid to the Stockholders, Parent shall pay to the applicable Indemnitee an amount in cash equal to the Stipulated Amount (or such lesser amount as is the remaining Merger Consideration), but in each case, subject to application of the other limitations of Section 10.3 including the Deductible and Cap.

(f) In the event that there is a dispute relating to any Notice of Claim or any Contested Amount (whether it is a matter between Parent (on behalf of itself and/or any Indemnitee(s)), on the one hand, and the Stockholders’ Representative, on the other hand, or it is a matter that is subject to a Third Party Claim brought against any Indemnitee) that remains unresolved after application of the terms of Section 10.6(a)-(e), such dispute shall be settled in accordance with Section 12.14 hereof.

(g) Notwithstanding the foregoing, nothing in this Section 10.6 shall (i) increase or expand the indemnification obligations or liabilities of the Stockholders beyond the Cap or the Merger Consideration yet to be paid to the Stockholders (except in the case of Fraud), or (ii) limit the effect of any other provision of Section 10.3, including the sole source for recovery set forth in Section 10.3(a).

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(h) From and after the delivery of a Notice of Claim, Parent and each Indemnitee shall grant the Stockholders’ Representative and its Representatives reasonable access during normal business hours to their respective books, records, employees and properties related to the matters to which the claim relates.

10.6 Exercise of Remedies Other Than by Parent. No Indemnitee (other than Parent or any successor thereto) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement (it being the agreement of the Parties that Parent shall assert, manage and resolve all such claims on their behalf).

10.7 Tax Treatment of Indemnification. Any indemnification recovery made pursuant to this Agreement shall be treated as an adjustment to the Merger Consideration unless otherwise required by applicable Law.

10.8 Exclusive Remedy. Except for any non-monetary specific performance to which Parent may be entitled after the Closing as provided in Section 12.11 and any Purchase Price Reductions and Adjustments, the indemnification provisions contained in this Section 10 are intended to, and shall, provide the sole and exclusive remedy following the Closing as to all Damages or other Liabilities and amounts Parent or any other Indemnitee (or their Affiliates) may incur arising from or relating to the Agreement and the Contemplated Transactions, and Parent (on behalf of itself and all Indemnitees and Affiliates) hereby waives and releases, to the fullest extent it may legally do so, any other rights or remedies that may arise under any applicable Law, contract or theory. Nothing in this Section 10.8 shall limit any rights or remedies of the Company or Parent if no Closing occurs, or any rights or remedies of the Stockholders or the Stockholders’ Representative.

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Section 11. TAX MATTERS

11.1. Tax Returns. The Stockholders’ Representative shall cause to be prepared all Tax Returns of the Company for any taxable period ending on or before the Closing Date, to the extent such Tax Returns are due on or after the Closing Date (such Tax Returns, the “Pre-Closing Tax Returns”). Such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practices of the Company, except as otherwise required by applicable law. At least fifteen (15) days prior to the due date of any Pre-Closing Tax Return, the Stockholders’ Representative shall provide a draft of such Pre-Closing Tax Return to Parent for review and comment, to be considered by the Stockholders’ Representative in good faith. Following such review the Stockholders’ Representative shall provide to Parent, and Parent shall cause the Company to file, such Pre-Closing Tax Returns. Notwithstanding the foregoing, if Parent objects to any Pre-Closing Tax Return (or portion thereof), and the Stockholders’ Representative does not accept some or all of the changes proposed by Parent, then the Independent Accountant shall resolve whether the Stockholders’ Representative must accept such changes before such Tax Return is filed (based on (i) the fact that Pre-Closing Tax Returns are to be prepared in a manner consistent with past practices of the Company, except as otherwise required by applicable law, and (ii) if not resolved by that, the Independent Accountant’s judgment as to the necessity of the requested changes). From and after its payment of Taxes attributable to such Pre-Closing Tax Return with respect to any taxable period ending on or before the Closing Date or, with respect to taxable periods ending after and including the Closing Date, the portion of such taxable periods ending on the Closing Date, in each case that do not result from any action or failure to act by Parent or any of its Affiliates (including the Surviving Corporation) on the Closing Date after the Effective Time that is outside the ordinary course of business or inconsistent with past practice, Parent shall be entitled to set off against any payments due by it hereunder, any such Taxes so paid to the extent such Taxes exceed the amount which the Company left in Company accounts in excess of the Initial Cash Balance for the payment of such Taxes pursuant to Section 11.2 below. To the extent that Taxes due with respect to such periods for such returns are less than the amount which the Company left in accounts in excess of the Initial Cash Balance for the payment of such Taxes pursuant to Section 11.2 below, Parent shall pay the Paying Agent such amount for distribution to the Stockholders (which amounts shall promptly be paid to the former holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock in accordance with their respective Preference Percentages, unless the Stockholders’ Representative specifies an alternate payment arrangement in writing to the Paying Agent, which alternate payment arrangement shall be approved by the Parent, such approval not to be unreasonably withheld, conditioned or delayed). Finally, (w) Parent shall cause to be prepared all Tax Returns of the Company for any taxable period ending after and including the Closing Date, (x) at least fifteen (15) days prior to the due date of any such Tax Return, Parent shall provide a draft of such Tax Return to the Stockholders’ Representative for review and comment, to be considered by Parent in good faith, and (y) if the Stockholders’ Representative objects to any such Tax Return (or portion thereof), and Parent does not accept some or all of the changes proposed by the Stockholders’ Representative, then the Independent Accountant shall resolve whether Parent must accept such changes before such Tax Return is filed (using the same standard for such decisions as the Independent Accountant is specified to use above).

11.2. Payment of Taxes. In addition to the Initial Cash Balance and any other cash required to be held or retained by the Company at Closing pursuant to any other provision of the Agreement, the Company shall at Closing hold or retain an amount of cash estimated by the Company in good faith, and consented to by the Parent in good faith, to be equal to the Taxes which will be owed by the Company for any taxable period ending on or before the Closing Date or, with respect to a taxable period ending after and including the Closing Date, the portion of such taxable periods ending on the Closing Date, in each case that do not result from any action or failure to act by Parent or any of its Affiliates (including the Surviving Corporation) on the Closing Date after the Effective Time that is outside the ordinary course of business or inconsistent with past practice, to the extent such Tax Returns are due on or after Closing Date. In lieu of leaving in the Company an amount of cash equal to the estimated Taxes to be due for all such taxable periods, the Company may elect to have the Parent reduce the Initial Cash Merger Consideration by such amount.

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Section 12. MISCELLANEOUS PROVISIONS

12.1. Covenants of Parent; Certain other Matters.

(a) From and after the Effective Date and for so long as any Milestone Payment Event or Earn Out Payment Event may occur pursuant to the terms of this Agreement (the “Post-Closing Consideration Period”), Parent and Surviving Corporation hereby agree that during the Post-Closing Consideration Period:

(i) Parent and the Surviving Corporation shall (A) use commercially reasonable efforts (as defined in the following sentence, but also incorporating the final sentence of Section 5.2) to maintain, finance, operate and promote the Anthim Product (collectively, the “Business”), and (B) operate the Business as a prudent operator. Commercially reasonable efforts shall mean the efforts that a pharmaceutical company of similar size would reasonably devote to its own product with similar commercial potential at a similar stage in the research, development or commercialization lifecycle, taking into consideration the anticipated profitability and the cost to develop the product (in each case without taking into account any Milestone Payment Amounts or Earn Out Payment Amount obligations);

(ii) The Business shall at all times be operated to permit and facilitate the appropriate tracking and calculation of all Milestone Payment Amounts and Earn Out Payment Amounts that may become due and owing under this Agreement (collectively, the “Post-Closing Consideration Amounts”), and Parent will, and will cause the Surviving Corporation (together with Parent, referred to as the “Parent Group Companies”) to, at all times (A) maintain appropriate and necessary books and records in accordance with GAAP to evidence and account for, and to pay over, the Post-Closing Consideration Amounts and the calculation of such amounts pursuant to this Agreement, and (B) elect the Stockholder Designee until the supplemental BLA is obtained to the Board of Directors (or similar governing body) of any Parent Group Company in which the Business is transferred and resides; and

(iii) No Parent Group Company shall take any action, or fail to take any action, with the intention to reduce, or with the goal or purpose of reducing, any Post-Closing Consideration Amount. Without limiting the foregoing, no Parent Group Company shall take any action or fail to take any action with the goal of (A) delaying the execution of a Contract for the sale or distribution of Anthim, or otherwise delay the occurrence of a Milestone Event or an Earn Out Payment Event, or (B) decreasing or delaying the revenues of the applicable Parent Group Company, or increasing or accelerating the expenses of the applicable Parent Group Company, so as to minimize, reduce or eliminate any Post-Closing Consideration Amount.

(b) Further, from and after the Effective Date and for so long as any Milestone Payment Event may occur pursuant to the terms of this Agreement but in no event longer than December 31, 2023, Parent and Surviving Corporation hereby agree that:

(i) Parent shall use, and shall cause each Parent Group Company to use Reasonable Efforts to maintain, finance, operate and promote the products (including Anthim), assets, Contracts, Intellectual Property, regulatory approvals, filings and business of the Company as constituted as of the Effective Date (including that the DO3 contract shall remain within the Surviving Corporation and that DO3-related correspondence with the government, including invoices, such be made in the name of the Surviving Corporation); provided, the obligations of Surviving Corporation with respect to the supplemental BLA with the FDA (to among other things obtain approval of a new manufacturing source and facility for Anthim) shall not apply if it is not possible (after consultation with the Stockholders’ Representative, including Parent’s analysis of the circumstances then in effect) to arrange a new manufacturing source and facility for Anthim on terms that are commercially feasible (after giving due regard for the marketing, sales and distribution opportunities then existing for Anthim);

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(ii) Parent shall use Reasonable Efforts to maintain the Key Employees of the Company as employees of Parent or a Parent Group Company and to keep the retained Key Employees fully informed with respect to developments regarding DO3 and directly involved in the fulfillment of DO3 (including that such Key Employees are tasked to supervise and manage suppliers and subcontractors engaged in such fulfillment, subject to them reporting to their supervisors), and shall provide such other qualified personnel for the benefit of the Business as are consistent with the obligations set forth in subpart (b)(i) above;

(iii) Parent and the Surviving Corporation shall use Reasonable Efforts to maintain and complete DO3 as in effect as of the Effective Date (including any replacement or substitute contract entered into with respect to the sale of Anthim to the U.S. Government as contemplated by DO3), and shall not agree to any modification, waiver or amendment with respect to or of DO3 or any such substitute or replacement contract in any manner that could (A) reduce amounts payable under DO3, (B) increase the costs of performance of the obligations of the applicable Parent Group Company under DO3, or (C) otherwise limit or adversely affect the payment of all sums which are owed or may become due and owing to the Surviving Corporation under DO3 as in effect on the Effective Date, in each case except with the prior written approval of the Stockholders’ Representative; and

(iv) No Parent Group Company shall sell, transfer or assign the Business or material portion of the Business other than in connection with the sale of Parent.

For purposes of this Section 12.1(b), “Reasonable Efforts” means the efforts that the Parent Group Companies need to devote to take the actions specified to be taken (or avoid the actions specified to not be taken), and to achieve the results specified to be achieved, in each case specified in this Section 12.1(b) that are qualified by “Reasonable Efforts”; provided, that in doing so the Parent Group Companies shall not be required to incur an aggregate amount of payables or expenses that qualify for inclusion in the calculation of the Reconciliation Adjustment that would result in a final net Reduction Amount (as defined in the definition of Reconciliation Adjustment, after applying the final sentence of such definition) that Parent would not be able to recover by offset against the reasonably expected amounts payable to Stockholders under this Agreement.

(c) After the Milestone Payment Events may no longer be earned and for so long as Earn Out Payments Event may occur, upon at least thirty (30) days’ prior written notice to the Stockholders’ Representative, Parent may sell, transfer or assign the subject Parent Group Company which owns or operates the Business, or all or substantially all of the assets of the Business, provided that (i) the proposed buyer has the financial and other ability to operate and promote the Business and to perform the obligations set forth in this Section 11.1, and (ii) such proposed buyer agrees to be bound by the terms and conditions set forth in this Agreement with respect the maintenance and operation of the Business (including without limitation Sections 5.2 and 5.4 above and this Section 12.1) for the benefit of the Stockholders. For the avoidance of doubt, no such sale, transfer or assignment shall limit or affect Parent’s obligations to pay any Merger Consideration under this Agreement if the buyer, successor or assignee fails to satisfy such obligation.

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The parties agree that this Section 12.1 is a material inducement for the Company to enter into this Agreement, and that its terms and obligations are essential to ensure the Stockholders have a reasonable opportunity to earn and receive a fair amount of Merger Consideration pursuant to this Agreement.

12.2. Amendment. This Agreement may be amended prior to Closing with the approval of the respective Boards of Directors of the Company, Merger Sub and Parent at any time whether before or after the adoption and approval of this Agreement by the Company’s stockholders; provided, however, that after any such approval of this Agreement by the Company’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company (as the Surviving Corporation if after Closing), Merger Sub (but only if prior to Closing), Parent and the Stockholders’ Representative.

12.3. Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

12.4. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile, electronic mail (including .PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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12.5. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.

12.6. Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit. Notwithstanding the foregoing, this Section 12.6 shall not permit Parent or any other Indemnitee to recover any fees, costs or expenses incurred with respect to any claim under Section 10 (it being agreed that the express terms of such Section 10 shall govern as to whether any such amounts are recoverable pursuant to such Section 10).

12.7. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party (which, in the case of an assignment or delegation by the Company after Closing, the Surviving Corporation, Parent or Merger Sub, shall in each case require the prior written consent of the Stockholders’ Representative) and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without such prior written consent shall be void and of no effect.

12.8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. San Francisco time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below; provided that with respect to notices delivered to the Stockholders’ Representative, such notices must be delivered solely by facsimile or by email:

if to Parent or Merger Sub:

Heat Biologics, Inc.
627 Davis Drive, Suite 400
Morrisville, NC 27560
Attention: Jeffrey Wolf

E-mail: jwolf@heatbio.com

with a copy to (which shall not constitute notice):

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174
Attention: Leslie Marlow

Facsimile: 212-208-4657

Email: lmarlow@gracinmarlow.com

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if to the Company (prior to Closing):

Elusys Therapeutics, Inc.

4 Century Drive, Suite 260

Parsippany, NJ 07054

Attention: Elizabeth G. Posillico, PhD

Email: eposillico@elusys.com

with a copy to (which shall not constitute notice):

Barnes & Thornburg LLP

One North Wacker Drive, Suite 4400

Chicago, IL 60606

Attention: Bruce Zivian

Email: bzivian@btlaw.com

if to the Company (after Closing) or the Stockholders’ Representative:

Fortis Advisors LLC

Attention: Notices Department (Elusys)

Email: notices@fortisrep.com

Facsimile No.: (858) 408-1843

with a copy to (which shall not constitute notice):

Barnes & Thornburg LLP

One North Wacker Drive, Suite 4400

Chicago, IL 60606

Attention: Bruce Zivian

Email: bzivian@btlaw.com

12.9. Cooperation. Each Party agrees to reasonably cooperate with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence the Contemplated Transactions.

12.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the closest extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

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12.11. Other Remedies; Specific Performance. Except as otherwise provided in Section 10.8 above (or as otherwise expressly provided in any other Section of this Agreement), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to seek an injunction, specific performance and other non-monetary equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of any such injunction, specific performance or other non-monetary equitable relief on the basis that any other Party has an adequate remedy at law (other than an exclusive remedy provided in this Agreement). Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing, nothing in this Section 12.11 shall in any way limit or affect the terms, provisions or effect of Section 10.8 above.

12.12. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties (and the Covered Persons to the extent of their rights pursuant to Section 5.14) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.13. Stockholders’ Representative.

(a) Appointment. Each Stockholder shall, without any further action on the part of any such Stockholder or the Company, be deemed (by virtue of the adoption and approval of this Agreement and approval of the Merger and/or such Stockholder’s acceptance of any consideration pursuant to this Agreement) to have consented to the irrevocable nomination, constitution and appointment of Fortis Advisors LLC, a Delaware limited liability company, as the exclusive agent and true lawful attorney in fact of such Stockholder (the “Stockholders’ Representative”), with full power of substitution, to act in the name, place and stead of such Stockholder for purposes of executing any documents and taking and refrain from taking any actions that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with the subject matter of this Agreement and the Stockholders’ Representative Agreement, including, without limitation, such Stockholders’ Representative’s duties and obligations under this Agreement or in connection with the distribution of any amounts deposited with the Paying Agent for the benefit of and for distribution to the former Stockholders pursuant to this Agreement.

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(b) Authority. Each Stockholder shall, without any further action on the part of any such Stockholder, be deemed (by virtue of the adoption and approval of this Agreement and approval of the Merger and/or such Stockholder’s acceptance of any consideration pursuant to this Agreement) to have granted to the Stockholders’ Representative full authority to do all things and perform all acts as contemplated by or deemed advisable by the Stockholders’ Representative in its sole discretion in connection with this Agreement and the Stockholders’ Representative Agreement, including, without limitation, to execute, deliver, acknowledge, certify and file on behalf of the Stockholders (in the name of any or all of the Stockholders or otherwise) any and all documents that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Stockholders’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated (A) by this Agreement, including in connection with the distribution of any amounts deposited with the Paying Agent for the benefit of and for distribution to the former Stockholders pursuant to this Agreement or (B) by the Stockholders’ Representative Agreement. Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Stockholders, except as expressly provided herein and in the Stockholders’ Representative Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any ancillary agreement, schedule, exhibit, the Company Disclosure Schedule, the Disclosure Schedule or the Parent Disclosure Schedule.

(c) Notwithstanding anything to the contrary set forth in this Agreement or in any other agreement executed in connection with the Contemplated Transactions: (i) each of the Surviving Corporation, Parent, each Indemnitee and each such party’s Representatives shall be entitled to deal exclusively with the Stockholders’ Representative on all matters relating to the Merger Consideration, on all matters relating to any claim for indemnification under Section 10; and (ii) each of the Surviving Corporation, Parent, each Indemnitee and each such party’s Representatives shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder by the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any Stockholder by the Stockholders’ Representative, as fully binding upon such Stockholder. The Stockholders, individually and independently, hereby acknowledge and agree that (x) the Paying Agent shall be solely responsible for ensuring that each Stockholder receives that portion of any amount(s) to which such Stockholder is entitled in connection with the Contemplated Transactions and which is paid by Parent to the Paying Agent; (y) upon payment of any such amount(s) to the Paying Agent Parent shall have no further obligation or Liability to any individual Stockholder for payment of such Stockholder’s pro-rata share of such payment amount (but, for the avoidance of doubt, it shall not in any way affect any right of any Stockholder or the Stockholders’ Representative to claim that the amount so paid to the Paying Agent is incorrect or that it is not sufficient to satisfy the related Merger Consideration payment obligation); and (z) Parent shall bear no obligation or responsibility to any Stockholder with regard to the obligations of the Paying Agent relating to the pro-rata distribution of such payments.

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(d) Each Stockholder recognizes and intends that the power of attorney, immunities and rights to indemnification granted to the Stockholders’ Representative Group (as defined in Section 12.13(f)) in this Section 12.13: (i) are coupled with an interest and are irrevocable; (ii) may be delegated by the Stockholders’ Representative; (iii) shall apply equally as to any successor Stockholders’ Representative, as to the initial Stockholders’ Representative; (iv) shall survive the death, incapacity, dissolution, bankruptcy, liquidation or winding up of each and any of the respective Stockholders and shall be binding on any successor thereto, (v) shall survive the delivery of an assignment by any Stockholder of the whole or any fraction of his, her or its interest in the Stockholders’ Representative Expense Fund, and (vi) shall survive the resignation, replacement or removal of the Stockholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Stockholders’ Representative Agreement. All actions taken by the Stockholders’ Representative under this Agreement or the Stockholders’ Representative Agreement shall be binding upon each Stockholder and such Stockholder’s successors as if expressly confirmed and ratified in writing by such Stockholder, and all defenses which may be available to any Stockholder to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement or the Stockholder Representative Agreement are waived.

(e) Replacement. If the Stockholders’ Representative shall die, resign, become disabled, or otherwise be unable to fulfill his, her or its responsibilities hereunder, the Stockholders shall (by consent of the Stockholders that owned a majority of the Company Capital Stock on the Effective Date), within 30 days after notice to the Stockholders of such death, resignation, disability, or inability, appoint a successor to the Stockholders’ Representative (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Stockholders’ Representative as Stockholders’ Representative hereunder. If for any reason there is no Stockholders’ Representative at any time, all references herein to the Stockholders’ Representative shall be deemed to refer to the Stockholders.

(f) Certain Stockholders have entered into the Stockholders’ Representative Agreement with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with its services under this Agreement (such Stockholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholders’ Representative Group”) shall be liable to any Stockholder for any action or failure to act in connection with the acceptance or administration of the Stockholders’ Representative’s responsibilities hereunder or under the Stockholders’ Representative Agreement unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Stockholders shall indemnify, defend and hold harmless the Stockholders’ Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Stockholders’ Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder or under the Stockholders’ Representative Agreement.

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(g) Such Stockholders’ Representative Expenses may be recovered (i) first, from the Stockholders’ Representative Expense Fund,(ii) second, if and after such fund is exhausted, from the Stockholders, and (iii) from any distribution otherwise distributable to the Stockholders at the time of distribution, including Earn Out Payment Amounts and Milestone Payment Amounts. The Stockholders acknowledge that the Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Stockholders’ Representative Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and liabilities which may be incurred by the Stockholders’ Representative. In no event shall Parent, Merger Sub or the Surviving Corporation have any responsibility for any fees or expenses of the Stockholders’ Representative, or for the payment or satisfaction thereof.

(h) The Stockholders’ Representative Expense Fund shall be held by the Stockholders’ Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Stockholders’ Representative for any Stockholders’ Representative Expenses incurred pursuant to this Agreement or the Stockholders’ Representative Agreement, or (ii) as otherwise determined by the Advisory Group. The Stockholders’ Representative is not providing any supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Stockholders’ Representative Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Stockholders’ Representative Expense Fund and has no tax reporting or income distribution obligations. The Stockholders will not receive any interest on the Stockholders’ Representative Expense Fund and assign to the Stockholders’ Representative any such interest. Subject to Advisory Group approval, the Stockholders’ Representative may contribute funds to the Stockholders’ Representative Expense Fund from any consideration otherwise distributable to the Stockholders. As soon as reasonably determined by the Stockholders’ Representative that the Stockholders’ Representative Expense Fund is no longer required to be withheld, the Stockholders’ Representative shall distribute the remaining Stockholders’ Representative Expense Fund, if any, to the Paying Agent and/or Parent, as applicable, for further distribution to the Stockholders.

(i) The Stockholders’ Representative shall be entitled to: (i) rely upon the Allocation Certificate (including any updated Allocation Certificate under Section 1.7 that is approved by the Advisory Group), (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Stockholder or party.

12.14. Submission to Jurisdiction; Waiver of Jury Trial.

(a) Each party hereto, for itself and its successors and assigns, irrevocably agrees that any Legal Proceeding arising out of or relating to this Agreement or any of the Transactions shall be brought and determined in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware and each such party shall not bring any Legal Proceeding arising out of or relating to this Agreement or any of the Transactions in any court other than the aforesaid courts), and each party hereto, for itself and its successors and assigns and in respect to its property, hereby irrevocably submits with regard to any such proceeding, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each party hereto, for itself and its successors and assigns, hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Legal Proceeding: (i) any position that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process; (ii) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such courts; and (iii) that (A) such proceeding in any such court is brought in an inconvenient forum; (B) the venue of such proceeding is improper; and (C) this Agreement, the Contemplated Transactions or the subject matter hereof or thereof, may not be enforced in or by such courts. Further, each Party hereto, for itself and its successors and assigns, irrevocably agrees that service of process upon such Party in any such Legal Proceeding shall be effective if notice is given in accordance with Section 12.8 of this Agreement.

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(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH PROCEEDING; (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.14(b).

12.15. Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

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(e) The use of the word “or” shall not be exclusive.

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all binding rules, regulations, and statutory instruments issued pursuant to such legislations; provided, that in the representations and warranties in Section 2, such references shall only include such matters to the extent they are in effect as of the date of this Agreement.

(h) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is reasonably apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(j) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is two calendar days prior to the date of this Agreement a copy of such material has been (i) posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) solely for purposes of Section 3.5, such material is disclosed in the Parent SEC Documents publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(k) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

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12.16. Waiver of Conflicts Regarding Representation.

(a) Barnes & Thornburg LLP (“B&T”) has acted as counsel for the Company in connection with the sale of the Company, including the process by which the Company solicited, discussed, and negotiated strategic alternatives prior to the date hereof, this Agreement and the other agreements referenced herein or therein and the transactions contemplated hereby and thereby (collectively, the “Sale Engagement”) and, in that connection, not as counsel for any other Person, including the Parent or any of its Affiliates. Only the Company (and not the Surviving Corporation) shall be considered a client of B&T in the Sale Engagement. Notwithstanding anything contained herein to the contrary, if any holder of the Company’s securities (or the Stockholders’ Representative) so desires, B&T shall be permitted, without the need for any future waiver or consent, to represent any such holder or the Stockholders’ Representative (each, a “Seller Party”) after the Closing in connection with any matter related to the matters contemplated by this Agreement or any other agreements referenced herein or therein or any related disagreement or dispute and may in connection therewith represent the agents or Affiliates of any Seller Party, in any of the foregoing cases including in any dispute, litigation or other adversary proceeding against, with or involving the Parent, or any of its agents or Affiliates.

(b) To the extent that communications between the Company or any Seller Party, on the one hand, and B&T, on the other hand, relate to the Sale Engagement, such communication shall be deemed to be attorney-client confidences that belong solely to the Stockholders’ Representative, for and on behalf of the Sellers. Neither the Parent nor any of its Affiliates (including the Company after Closing), shall have access to any such communications or the files or work product of B&T, to the extent that they relate to the Sale Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, the Parent acknowledges and agrees, for itself and on behalf of its Affiliates (including the Surviving Corporation), upon and after the Closing: (i) the Stockholders’ Representative, for and on behalf of the Seller Parties, and B&T shall be the sole holders of the attorney-client privilege with respect to information that relates to the Sale Engagement, and neither the Parent nor any of its Affiliates (including the Surviving Corporation), shall be a holder thereof; (ii) to the extent that files or work product of B&T that relate to the Sale Engagement constitute property of the client, only the Stockholders’ Representative, for and on behalf of the other Seller Parties, shall hold such property rights and have the right to waive or modify such property rights; and (iii) B&T shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files, or work product to the Parent or any of its Affiliates (including the Surviving Corporation), by reason of any attorney-client relationship between B&T and the Company to the extent relating to the Sale Engagement; provided that, to the extent any communication is both related and unrelated to the Sale Engagement, the Stockholders’ Representative, for and on behalf of the other Seller Parties, may instruct B&T to provide copies of such communications, files, or work product to the Parent or its Affiliates (with any information that relates to the Sale Engagement redacted).

12.17. Fees and Expenses. Except as set forth in Section 5.2, Section 5.4, Section 5.5, Section 5.6 and Section 5.14, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, that (a) Parent shall pay all fees, costs and expenses of the Paying Agent, (b) the Company (prior to Closing) or Stockholders shall pay all fees, costs and expenses of the Stockholders’ Representative (including any Stockholders’ Representative Expenses known as of Closing) and fees, costs and expenses of B&T as part of the Required Payments. Stockholders shall further pay all Stockholders’ Representative Expenses that arise after Closing. It is understood and agreed that all fees and expenses incurred by the Company through Closing in connection with the Contemplated Transactions (including for preparing, negotiating and entering into this Agreement) shall be paid by the Company in cash at or prior to the Closing.

(Remainder of page intentionally left blank)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

HEAT BIOLOGICS, INC.

By: /s/Jeff Wolf_________________

Name: Jeff wolf

Title: Chief Executive Officer

HEAT ACQUISITION SUB 1, INC.

By: /s/Jeff Wolf__________________

Name: Jeff Wolf

Title: Chief Executive Officer

ELUSYS THERAPEUTICS, INC.

By: /s/ Elizabeth Posillico_____________

Name: Elizabeth Posillico

Title: President and CEO

And, solely in its capacity as the

Stockholders’ Representative:

FORTIS ADVISORS LLC

By: /s/ Richard A Fink_______________

Name: Richard Fink

Title: Managing Director

Signature page to the Agreement and Plan of Merger and Reorganization

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EXHIBIT A

CERTAIN DEFINITIONS

(a) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to the Company, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Parent or any of its Affiliates to the Company) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to the Company, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Parent or any of its Affiliates to the Company) contemplating or otherwise relating to any Acquisition Transaction with Company.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Additional Purchase” means the payment of any amount to any Payment Recipient received after Closing and prior to June 30, 2023 under or with respect to the sale of approximately 1,500 pre-filled vials of Anthim. Additional Purchases shall specifically exclude any amounts received by any Payment Recipient from the sale of the approximately 88 pre-filled vials that are already labelled for the SNS, it being understood that any amounts received for such specific vials shall (i) if the governmental agrees to include up to 44 of them in DO3, be treated as Milestone Proceeds received under DO3 with respect to such 44 vials, or (ii) otherwise be retained by Payment Recipient and shall not be subject to any Milestone Payments or earn-out payments.

“Additional Purchase Proceeds” means any payment amount received by any Payment Recipient after Closing and prior to June 30, 2023 (or, in the case of the 44 vials if included in DO3, prior to December 31, 2023) under or with respect to any Additional Purchase; minus (ii) Taxes that are reasonably determined by Parent to be payable by Parent or the Surviving Corporation with respect to the net profit on such amounts (net of losses, expenses or deductions related to attempting to generate such payment amounts, calculated assuming that such expenses are fully deductible for Tax purposes), all determined in substantially the manner described in subparts (iii) and (iv) of the definition of First Milestone Payment Amount; minus (iii) the aggregate amount of payments or direct expenses incurred at any time after Closing by Parent or the Surviving Corporation for the “fulfillment” and “continuation” of the Additional Purchase.

A-1

“Adjustments” shall mean any amount by which (i) the aggregate amount of payments or expenses incurred at any time after Closing by Parent or the Surviving Corporation for the “fulfillment” and “continuation” (each as contemplated by Schedule A to this Agreement) expenses for, [***] of DO3, either exceeds or is less than (ii) the aggregate amount set forth on such Schedule A with respect to such fulfillment and continuation of [***] of DO3, including salary payments for employees required to be retained or hired to fulfill such orders, provided, that: (a) Parent shall pay 100% of such salary payments or expenses in excess of the aggregate amount of $731,233 (and no such excess salary or expenses shall be taken in account in calculating any Adjustment amount); (b) without duplication, the computation of such Adjustment amounts shall take into account all resulting Tax deductions and other Tax benefits available to and taken by Parent or the Surviving Corporation, which for the avoidance of doubt shall appropriately reduce such amounts where applicable; and (c) no payments or expenses (or portions thereof) that directly or indirectly arise or result from any gross negligence, malfeasance or intentional misconduct of Parent, Surviving Corporation or their Affiliates, or from any violation of Section 12.1 above, shall be taken in account in calculating any Adjustment amount. While the Adjustment is generally intended to be done on an aggregated basis for all such payments and expenses, where appropriate an Adjustment amount can be estimated for an entirely completed segment of the work that comprises an individual CLIN of DO3 that has already been completed by such date (subject to later true up on a final, aggregated basis).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger and Reorganization, as it may be amended from time to time.

“Anthim Product” means any product for use in humans that (i) contains the obiltoxaximab sequence, (ii) contains any improvement, modification or subsequent generation of the obiltoxaximab sequence, or (iii) would otherwise infringe any claim included in the Patents (whether now or hereafter existing) or is otherwise described in any Copyright, in each case above regardless of the brand name under which such product may be sold and regardless of whether such product is combined with any other active or inactive ingredient.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York are authorized or obligated by Law to be closed.

A-2

“Cap Amount” means, as of any particular moment in time, an amount equal to twenty-two and one-half percent (22.5%) of the sum of (i) the aggregate amount of Merger Consideration that has already actually been paid by Parent to Stockholders through such time, plus (ii) without duplication, the aggregate amount of Merger Consideration that is at such time due and payable by Parent to the Stockholders (but not yet paid).

“CLIN” means and refers to a particular Contract Line-Item of DO3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Per Share Earn Out Amount” means the quotient obtained by dividing the Net Earn Out Payment Amount to be paid to holders of Company Common Stock by the number of shares of Common Stock outstanding immediately prior to the Effective Time.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a).

“Company Common Stock” means the Common Stock, par value $0.001 per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company is a Party; (b) by which the Company or any Company IP Rights or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Company as a single employer within the meaning of Section 414 of the Code.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6(g) (Capitalization) and 2.25 (No Financial Advisors).

“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by the Company that is necessary for or used in the business of the Company as presently conducted.

A-3

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business, regulatory or economic conditions affecting the industry in which the Company operates, (b) global, national or regional political conditions, including riots, protests, acts of war, armed hostilities, sabotage or terrorism, (c) changes in credit, debt, financial, banking or securities markets, or in general economic conditions, in each case, in the United States or anywhere else in the world. (d) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof, (e) hurricanes, earthquakes, floods or other natural disasters, (f) any natural or man-made disaster, acts of God, epidemic, pandemic (including COVID-19), disease outbreak or other health crises or public health event, or (g) the taking of any action required to be taken by this Agreement or the loss of any customers, suppliers, licensors or licensees of the Company to the extent arising from the announcement or pendency of the Contemplated Transactions; except in each case with respect to clauses (a) through (f), to the extent disproportionately affecting the Company, taken as a whole, relative to other similarly situated companies in the industries in which the Company operates.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series E Junior Convertible Preferred Stock.

“Company Registered IP” means all owned Company IP Rights that are registered, filed or issued under the authority of, or with or by, any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Company Series D Convertible Preferred Stock” means the Company Series D Convertible Preferred Stock, par value $0.01 per share.

“Company Series E Convertible Preferred Stock” means the Company Series E Convertible Preferred Stock, par value $0.01 per share.

“Company Series E Junior Convertible Preferred Stock” means the Company Series E Junior Convertible Preferred Stock, par value $0.01 per share.

“Company Stockholder Written Consent” shall mean the action by written consent, in form reasonably acceptable to the Parent, of the holders of Company Capital Stock sufficient to adopt this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation.

A-4

“Company Unaudited Balance Sheet” means the unaudited consolidated balance sheet of the Company as of September 30, 2021 provided to Parent prior to the date of this Agreement.

“Confidentiality Agreement” means the confidentiality letter agreement, dated as July 6, 2021, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Consequential Damages” means punitive, consequential (including lost profits or revenues), indirect and incidental damages, or damages argued to be associated with a diminution in value, and other special or exemplary damages or Liabilities.

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DO1” means Delivery Order 1 and associated contract HHS0100201300010I/HHS010033001T with the Company and the DHHS/BARDA, as amended from time to time, which Delivery Order 1 has already been performed by the Company.

“DO2” means Delivery Order 2 and associated contract HHS0100201300010I/HHS010033002T with the Company and the DHHS/BARDA, as amended from time to time, which Delivery Order 2 has already been performed by the Company.

“DO3” means Delivery Order 3 under the Letter Contract #75A50121C00073 with the Company and DHHS/ASPR/SNS dated August 6, 2021, together with any resulting associated or affiliated contracts, or definitive agreements to implement or supplement the foregoing (including any purchase orders, option exercises or related documentation), in each case as amended from time to time.

“Damages” includes any loss, damage, injury, diminution of value, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature.

“Dissenting Shares” shall have the meaning set forth in Section 1.8.

“DGCL” means the General Corporation Law of the State of Delaware.

“Earn Out Occurrence Notice” has the meaning set forth in Section 1.7(g).

A-5

“Earn Out Payment Event” shall mean receipt by any Payment Recipient, during any calendar year prior to the twelve year anniversary date of the Closing Date of the Merger, of any payment under or with respect to any Earn Out Qualifying Order.

“Earn Out Payment Amount” shall mean for each one year period commencing on the Closing through the twelve year anniversary of the Closing Date of the Merger, 10% of the total gross dollar amount of payments received during such year by all Payment Recipients combined under or with respect to any Earn Out Qualifying Order, in each case as adjusted for any Adjustments, adjustments pursuant to Section 11 or Purchase Price Reductions.

“Earn Out Qualifying Order” shall mean any sale, license, delivery or other commercialization anywhere in the world of any Anthim Product, including without limitation Anthim bulk drug substance and/or final drug product (other than those received under DO1, DO2 and DO3 or under Additional Purchases), in each case that either: (i) occurs during the first nine years after the Closing Date in any respect; or (ii) occurs thereafter pursuant to any contract, agreement, commitment or order that is placed, granted, awarded or entered into during the first nine years after the Closing Date (including pursuant to any option granted thereunder prior to such nine year anniversary that is exercised after such nine year anniversary).

“Earn Out Payment Date” has the meaning set forth in Section 1.7(g).

“Effect” means any effect, change, event, circumstance, or development.

“Effective Time” means the time that the Certificate of Merger filed with the Delaware Secretary of State is effective.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

A-6

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Milestone Occurrence Notice” has the meaning set forth in Section 1.7(c).

“First Milestone Payment Event” means the payment of any Milestone Proceeds such that, after receiving such payment, the aggregate, cumulative amount of Milestone Proceeds first exceeds $14 million.

“First Milestone Payment Amount” shall mean (i) the sum of all Milestone Proceeds received prior to the First Payment Date; minus (ii) $1,852,811; minus (iii) the amount equal to (A) the maximum federal and applicable state corporate income tax rate multiplied by (B) the amount determined in subpart (i) minus all Milestone Deductions; plus (iv) 20% of the amount equal to (A) the maximum federal and applicable state corporate income tax rate multiplied by (B) the excess of the Parent’s tax deductions (including net operating loss carryovers) actually used for the year in which the First Milestone Payment Event occurs over its gross income for such year, such gross income (and deductions) computed without regard to the amount determined in subpart (i) or the Milestone Deductions; provided however that the amount computed in this subpart (iv) cannot exceed 20% of the amount computed in subpart (iii) and cannot be less than $0; minus (v) without duplication, any Adjustments and Purchase Price Reductions incurred through such date that decrease the aggregate Merger Consideration; plus (vi) without duplication, any Adjustments incurred through such date that increase the aggregate Merger Consideration; minus (vii) any amounts for which there is then a current right to set off under Section 11. For clarity, see the following example by way of illustration.

Q1 2022 Tax Scenario
	Company DO3	Parent[1]	Consolidated

Revenue	14,000,000	500,000	14,500,000
COGS & Expenses[2]	(1,977,500)	—	(1,977,500)
	12,022,500	500,000	12,522,500
Less: SG&A	—	(7,500,000)	(7,500,000)
	12,022,500	(7,000,000)	5,022,500
NOL Applied	(12,022,500)	7,000,000	(5,022,500)
Taxable Income	—	—	—

A-7

Compensation under subpart (iv) for Parent NOL Use
NOL Value Used	12,022,500
Est. Tax Rate[3]	20%
Tax not paid by Company	2,404,500

80% retained Parent	1,923,600	For using 12M of NOL's instead
20% Increase to Milestone Payment[4]	480,900

[1]Included to show consolidated tax filing example
[2]Includes all fulfillment expenses, credit for Anthim continuation expenses, etc.
[3]Actual rate if taxes due to be used in calculation
[4]Increase to Milestone Payment under subpart (iv) in connection with Parent using 12M of NOL's instead of adding 7M NOL's for future use.

“First Payment Date” has the meaning set forth in Section 1.7(d).

“Fraud” means an actual, intentional and deliberate fraud under Delaware Law with respect to the making of a representation or warranty of the Company set forth in Section 2 of this Agreement; provided, that for such purposes such an actual, intentional and deliberate fraud shall only be deemed to exist if both: (a) a Knowledge Person had actual knowledge (as opposed to imputed or constructive knowledge, or mere recklessness) as of the date of this Agreement that such representation or warranty of the Company set forth in Section 2 of this Agreement, as qualified by the Company Disclosure Schedule, was materially breached as of the date of this Agreement; and (b) no Parent Party had actual knowledge as of the date of this Agreement that such representation or warranty was materially breached as of the date of this Agreement. Finally, Fraud shall not be deemed to exist unless and until it is so determined to exist by a non-appealable and binding decision by a court of law having jurisdiction over the Parties.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including Nasdaq).

A-8

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Indebtedness” means, as of any time and without duplication, the following obligations of the Company (whether or not then due and payable): (a) all obligations (including the principal amount thereof and, if applicable, any contractually required change-of-control additional premium payment and the amount of accrued and unpaid interest thereon) for the repayment of money borrowed owing to banks, financial institutions, on equipment leases or otherwise; (b) all obligations (including the principal amount thereof and, if applicable, any contractually required change-of-control additional premium payment and the amount of accrued and unpaid interest thereon) evidenced by notes, bonds, debentures or similar instruments (whether or not convertible); (c) all obligations to pay the deferred purchase price of property, assets or services purchased (including purchase price adjustments, “holdback” or similar payments, and the maximum amount of any potential earn-out payments, in each case with respect to acquisitions made by the Company prior to Closing); (d) all obligations to pay rent or other payment amounts under a lease which is required to be classified as a capital lease in accordance with GAAP or conditional sales Contracts or similar title retention instruments; (e) all obligations relative to the drawn amount of any letter of credit or letter of guaranty, bankers’ acceptance or similar instrument issued or created for the account of the Company; (f) all obligations secured by any Encumbrance (other than Permitted Encumbrances); (g) all guaranties, sureties, assumptions and other contingent obligations in respect of, or to purchase or to otherwise acquire, Indebtedness or Indebtedness of others; (h) all obligations under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (i) accounts payable, trade debt and trade payables that are at least 120 days past due in accordance with their applicable invoice or other terms governing the timing of payment; (j) all obligations in respect of premiums, penalties, “make whole amounts,” breakage costs, change of control payments, costs, expenses and other payment obligations that would arise if all Indebtedness referred to in the foregoing clauses (a) through (i) was prepaid or was paid in the context of a change of control (or, in the case of any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement, or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, unwound and settled) in full at such time; and (k) to the extent any item of Indebtedness referred to in the foregoing clauses (a) through (j) cannot be repaid at such time (e.g., as a result of an irrevocable advance notice requirement), all interest on and other accretion of such Indebtedness that occurs between such time and the earliest time that repayment may occur (e.g., if notice was delivered at such time).

“Indemnitees” means Parent and its Affiliates (including Merger Sub and, following the Merger, the Surviving Corporation) and its and their respective Representatives, successors and assigns; provided, however, that the Stockholders shall not be deemed to be “Indemnitees.”

A-9

“Independent Accountant” means an independent, nationally or regionally recognized accounting firm as mutually agreed upon by Stockholders’ Representative and Parent for purposes of resolving the applicable matter that is then in dispute that is to be resolved by an Independent Accountant under this Agreement.

“Informed Knowledge” shall mean the actual knowledge (as opposed to imputed or constructive knowledge) of one or more of the Knowledge Persons of the Company after reasonable inquiry of the employees of the Company that have responsibilities for the subject matter so qualified.

“Initial Cash Balance” shall mean $3,624,721, which number shall (A) be reduced on a dollar for dollar basis by (i) the amount by which the partial fulfillment expenses of Contract DO3 is expected to be less than $2,000,000, (ii) the amount by which 50% of the Lease Termination Payment is expected to be less than $160,549, (iii) the amount by which 50% of the aggregate, combined Severance Payments is expected to be less than $732,939, and (iv) the amount by which the agreed labor contribution expense cap is less than $731,234, and (B) be increased on a dollar for dollar basis by (i) the amount by which the partial fulfillment expenses of Contract DO3 is expected to be more than $2,000,000, (ii) the amount by which 50% of the Lease Termination Payment is expected to be more than $160,549, (iii) the amount by which 50% of the aggregate, combined Severance Payments is expected to be more than $732,939, (iv) the amount by which the agreed labor contribution expense cap is more than $731,234, and (v) the amount, if any, of the estimated Taxes that the Company has elected to reduce the Initial Cash Merger Consideration by pursuant to Section 11.2.

“Initial Cash Merger Consideration” shall mean $3,000,000, minus (i) the amount by which the cash in the Company at the Effective Time (following the Required Payments actually paid) is less than the Initial Cash Balance, minus (ii) any other Purchase Price Reductions, plus (iii) the amount by which the cash in the Company at the Effective Time (following the Required Payments actually paid) is more than the Initial Cash Balance, minus (iv) the amount of the Stockholders’ Representative Expense Fund and minus (v) the amount of estimated Taxes by which the Company elects to reduce the Initial Cash Merger Consideration by pursuant to Section 11.2.

“Initial Cash Per Share Amount” shall mean, for each particular share of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time, the product of (i) the Initial Cash Merger Consideration multiplied by (ii) the applicable Preference Percentage of such share.

A-10

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, reissues, oppositions, post-grant proceedings or confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person (collectively “Trade Secrets”); (g) mask works; (h) domain names, including Elusys.com ; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, and (2) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement or misappropriation in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement or misappropriation.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means each of the individuals identified as “Key Employees” in the side letter agreement between the Company and Parent of even date herewith.

“Knowledge” means, (i) as it applies to the Company, the actual knowledge (as opposed to imputed or constructive knowledge) of one or more of the Knowledge Persons of the Company, and (ii) as it applies to Parent, the actual knowledge (as opposed to imputed or constructive knowledge) of one or more of the Knowledge Persons of Parent.

“Knowledge Person” means with respect to the Company any of Elizabeth Posillico, Vera Wong, Jim Porter or Robin Conrad and means with respect to Parent any of Jeffrey Wolf, William Ostrander and John Prendergast.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Lease Termination Payment” means any lease termination payment required to be made pursuant to the office lease for the premises located at 4 Century Drive, Parsippany, NJ as defined in the lease agreement between 456 Parsippany Rollup LLC and the Company.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

A-11

“Letter of Transmittal” means a letter of transmittal in the form agreed between the Company and Parent; provided, that: (i) it shall provide that Parent’s sole source for recoveries under or with respect to any Letter of Transmittal shall be for Parent to make an offset claim against Merger Consideration that has not yet at such time been paid, as contemplated by Section 10.3(a); and (ii) the LOT Release contained therein shall only release claims in the holders’ capacities as stockholders and only for pre-Closing matters (and not, for example, a release of rights as employees).

“Liability” means any debt, obligation, duty, commitment or liability of any nature whatsoever (including any unknown, undisclosed, unmatured, unaccrued, unasserted, unliquidated, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty, commitment or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty, commitment or liability is immediately due and payable.

“Liquidation Value” shall have the meaning assigned to such term in Section 4.04 of the Company’s Amended and Restated Certificate of Incorporation; provided, that in calculating the amount of such Liquidation Values for shares for purposes of this Agreement, the Company may select and fix an anticipated Closing Date and calculate all accrued dividends included in such Liquidation Values as of such fixed anticipated Closing Date (which calculations shall be deemed final, binding and not subject to appeal by any holder, in each case as long as the date so fixed is not more than 10 days prior to the actual Closing Date).

“Merger Sub Board” means the board of directors of Merger Sub.

“Milestone Deductions” means: (i) any net operating loss carryovers, losses or deductions of the Company for any pre-Closing periods (or portions thereof) that are actually useable by the Surviving Corporation after Closing to reduce Taxes payable with respect to Milestone Proceeds, if any (after applying limitations such as Code Section 382 and the like); and (ii) any losses, expenses or deductions of Parent or its Affiliates after Closing related to attempting to generate Milestone Proceeds (e.g., payments made or expenses incurred after Closing by Parent or its Affiliates related to DO3), calculated assuming that such expenses are fully deductible for Tax purposes.

“Milestone Payment” means each the following that is required to occur pursuant to Section 1.7 above: the First Milestone Payment, the Second Milestone Payment, the Third Milestone Payment and any other payment required by Section 1.7(n) (in each case as finally determined).

A-12

“Milestone Payment Amounts” means each the following amounts that are required to be paid pursuant to Section 1.7 above: the First Milestone Payment Amount, the Second Milestone Payment Amount, the Third Milestone Payment Amount and any other payment required by Section 1.7(n) (in each case as finally determined).

“Milestone Payment Event” means each the following: the First Milestone Payment Event, the Second Milestone Payment Event, the Third Milestone Payment Event and any Payment Event required by Section 1.7(n).

“Milestone Proceeds” means the payment of any amount to any Payment Recipient received after Closing under or with respect to DO3.

“Net Earn Out Payment Amount” means, for each applicable Earn Out Payment Amount, the portion of such Earn Out Payment Amount that remains after deducting the amount of any Bonus Deduction Amounts due with respect to such Earn Out Payment Amount.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and generally consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means the Common Stock, $0.0002 par value per share, of Parent.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement) and 3.8 (No Financial Advisors).

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Parent operates, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), or (f) the announcement of this Agreement or the pendency of the Contemplated Transactions except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

A-13

“Parent Party” means any of Parent, Merger Sub or any of the other Indemnitees (but excluding for such purposes the Company).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Paying Agent” shall have the meaning described in Section 1.7(a).

“Payment Recipient” means any of Parent, the Surviving Corporation, any of their respective Affiliates or any successor or assign of any of the foregoing (or any Person to whom the Business is sold, assigned or transferred). “Payment Recipients” means all of them collectively.

“Payment Dispute Schedule” means the Payment Dispute Schedule attached to this Agreement.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Balance Sheet or by Parent , as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or Parent, as applicable, in the Ordinary Course of Business; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Per Share Earn Out Amount” shall mean for the holders of the Series D Convertible Preferred Stock and Series E Convertible Preferred Stock, the Series D & E Convertible Preferred Per Share Earn Out Amount; for the holders of the Series E Junior Convertible Preferred Stock, the Series E Junior Convertible Preferred Per Share Earn Out Amount and for the holders of Common Stock the Common Stock Per Share Earn Out Amount.

“Per Share Milestone Consideration” means, for each particular share of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time, the product of (i) the sum of all applicable Milestone Payment Amounts (less applicable Bonus Deduction Amounts) multiplied by (ii) the applicable Preference Percentage of such share.

A-14

“Per Share First Milestone Payment” means, for each particular share of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time, the product of (i) the First Milestone Payment Amount (less the amount of any Bonus Deduction Amounts with respect to the First Milestone Payment Amount) multiplied by (ii) the applicable Preference Percentage of such share.

“Per Share Second Milestone Payment” means, for each particular share of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time, the product of (i) the Second Milestone Payment Amount (less the amount of any Bonus Deduction Amounts with respect to the Second Milestone Payment Amount) multiplied by (ii) the applicable Preference Percentage of such share.

“Per Share Third Milestone Payment” means, for each particular share of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time, the product of (i) the Third Milestone Payment Amount (less the amount of any Bonus Deduction Amounts with respect to the Third Milestone Payment Amount) multiplied by (ii) the applicable Preference Percentage of such share.

“Post-Closing Contract Obligations” means and includes all payment and other obligations of the Company under the Company Contracts, but in each case only to the extent that: (i) they are not required by the terms of such Company Contracts to be paid or performed, as applicable, prior to the Closing; (ii) they do not arise from a breach by the Company of such Company Contract that occurred prior to Closing; and (iii) they are not for contract payments expressly contemplated to be included in the “fulfillment” and “continuation” expenses (each as contemplated by Schedule A to this Agreement) for DO3 under the columns titled “2021 Expenses Paid 2022,” “Q1 2022” “Q2 2022” “Q3 2022” “Q4 2022” “Q1 2023” and “Q2 2023”.

“Preference Percentage” means, for each particular share of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time, the percentage determined by dividing (i) the Liquidation Value of such share, by (ii) the aggregate amount of combined Liquidation Values of all shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time. Each such Preference Percentage shall be so calculated in good faith by the Company prior to the Effective Time, with the initial Allocation Certificate showing each holder’s respective aggregate Preference Percentages for all shares of Series D Convertible Preferred Stock and/or Series E Convertible Preferred Stock held by such holder combined (which calculations shall be deemed final, binding and not subject to appeal by any holder). In so determining such Preference Percentages, the Company may in its sole discretion (i) calculate such percentages to as many decimal places as it deems appropriate, (ii) round each share’s or holder’s percentage as it deems appropriate, and (iii) use the Liquidation Values calculated for such shares based on a fixed date as contemplated by the definition of “Liquidation Value” above. For the avoidance of doubt, the sum of all such shares’ combined Preference Percentages shall be equal to 100%,

“Purchase Price Reductions” shall mean and include, if not otherwise paid or provided for by Company prior to or as of Closing, and without duplication of recovery: (1) any unpaid Pre-Closing Obligations for which recovery was not already made under Section 1.12(b) with respect to unpaid Required Payments or otherwise as an adjustment to the Merger Consideration and any Bonus Payments actually paid after Closing to recipients for which recovery was not already made (including through Required Payments) and which are not otherwise paid by reducting amounts payable to Stockholders; (2) lease payment obligations for the facilities occupied by Company, for periods of time prior to the Closing (to the extent not covered by the Lease Termination Payment), that are unpaid; (3) without duplication of any other reduction pursuant to this Agreement or otherwise, including but not limited to reductions pursuant to the First Milestone Payment, the Second Milestone Payment or the Second Cash Merger Consideration payment, any amounts then owed to Parent under the terms of Section 11 below with respect to Taxes attributable to Pre-Closing Tax Returns; and (4) any liabilities arising under any litigation pending against the Company prior to the Closing, or that is filed after the Closing but relates solely to the Company with respect to matters or operations prior to the Closing (including, but not limited to, reasonable legal fees and costs, and settlement and judgment amounts; provided, that any such settlement shall require approval of the Stockholders’ Representative).

A-15

“Reconciliation Adjustment” shall mean any adjustments to be made to the Third Milestone Payment Amount as a result of the reconciliation performed by Parent under Section 1.7(f). The adjustments to be made shall be as follows: (i) if the aggregate payments made or expenses incurred after Closing by Parent or the Surviving Corporation as of June 30, 2023 related to DO1, DO2 or DO3 exceed $3,852,811 (excluding for such purposes any such payment or expense excesses that were already taken into account in a prior Adjustment, including in any estimate made under the final sentence of the definition of “Adjustment”), then the Third Milestone Payment Amount shall be reduced by such excess (the “Reduction Amount”); or (ii) if the aggregate payments made or expenses incurred after Closing by Parent or the Surviving Corporation as of June 30, 2023 related to DO1, DO2 or DO3 is less than $3,852,811 (excluding for such purposes any such payment or expense savings that were already taken into account in a prior Adjustment, including in any estimate made under the final sentence of the definition of “Adjustment”), then the Third Milestone Payment Amount shall be increased by the difference between $3,852,811 and such payment and expense amount (the “Increase Amount”). For all purposes of calculating such payments and expenses: (a) Parent shall pay 100% of any amounts by which any salary payments or expenses for employees exceed the aggregate amount of $731,234 (and no such excess salary or expenses shall be taken in account in calculating any Reconciliation Adjustment amount); and (b) no payments or expenses (or portions thereof) that directly or indirectly arise or result from any gross negligence, malfeasance or misconduct of Parent, Surviving Corporation or their Affiliates, or from any violation of Section 12.1, shall be taken in account in calculating any Reconciliation Adjustment amount. Finally, if there are any Milestone Proceeds that have been received through the date of the Reconciliation Adjustment Event, but that have never been included in the calculation of any Milestone Payment Amount (including the Third Milestone Payment Amount, if any), then the amount of such unallocated Milestone Proceeds shall also be included as an adjustment to the Reconciliation Adjustment amount as a credit in favor of the Stockholders (i.e., so that, as applicable, any Increase Amount above is increased by such credit amount, or any Reduction Amount above is decreased by such credit amount (and, in the latter case, if such credit exceeds the Reduction Amount, then the Reduction Amount shall be eliminated and the excess amount of such credit shall itself be treated as an Increase Amount)).

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

A-16

“Repurchase Agreement” means an agreement between the Company and certain of the holders of its Series D Convertible Preferred Stock and/or Series E Convertible Preferred Stock to be entered into prior to Closing to effect the Pre-Closing Redemption.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Second Cash Merger Consideration” shall mean $2,000,000, minus (i) the amount by which the cash in the Company at the Effective Time (following the Required Payments) is less than the Initial Cash Balance and minus any Purchase Price Reductions, and plus (ii) the amount by which the cash in the Company at the Effective Time (following the Required Payments) is more than the Initial Cash Balance, but in all cases without duplication of any amount already included in the calculation of the Initial Cash Merger Consideration.

“Second Cash Per Share Amount” shall mean, for each particular share of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time, the product of (i) the Second Cash Merger Consideration amount (less the amount of any Bonus Deduction Amounts with respect to the Second Cash Merger Consideration) multiplied by (ii) the applicable Preference Percentage of such share.

“Second Milestone Occurrence Notice” has the meaning set forth in Section 1.7(d).

“Second Milestone Payment Event” means the payment of any Milestone Proceeds such that, after receiving such payment, the aggregate, cumulative amount of Milestone Proceeds first exceeds $21 million.

“Second Milestone Payment Amount” shall mean the (i) sum of all Milestone Proceeds received during the period beginning with the First Payment Date and ending the day prior to the Second Payment Date; minus (ii) the amount equal to (A) the maximum federal and applicable state corporate income tax rate multiplied by (B) the amount determined in subpart (i) above minus all Milestone Deductions; plus (iii) 20% of the amount equal to (A) the maximum federal and applicable state corporate income tax rate multiplied by (B) the excess of the Parent’s tax deductions (including net operating loss carryovers) actually used for the year in which the Second Milestone Payment Event occurs over its gross income for such year, such gross income (and deductions) computed without regard to the amount determined in subpart (i) above or the Milestone Deductions; provided, however, that the amount computed in this subpart (iii) cannot exceed 20% of the amount computed in subpart (ii) and cannot be less than $0; minus (iv) without duplication, any Adjustments and Purchase Price Reductions incurred through such date that decrease the aggregate Merger Consideration that have not yet been recovered; plus (v) without duplication, any Adjustments incurred through such date that increase the aggregate Merger Consideration; minus (vi) any amounts for which there is then a current right to set off under Section 11.

“Second Payment Date” has the meaning set forth in Section 1.7(f).

“Series D Convertible Preferred Stock” means the Series D Convertible Preferred Stock of the Company.

“Series D & E Convertible Preferred Earn Out Amount” means the Net Earn Out Payment Amount to be received by the holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock until the Series D & E Convertible Preference Satisfaction, as set forth in Section 1.7(g).

A-17

“Series D & E Convertible Preferred Per Share Earn Out Amount” means, for each particular share of Series D Convertible Preferred Stock or Series E Convertible Preferred Stock outstanding immediately prior to the Effective Time, the product of (i) the Series D & E Convertible Preferred Earn Out Amount multiplied by (ii) the applicable Preference Percentage of such share.

“Series D & E Convertible Preferred Preference Satisfaction” means the payment which results in the holders of all Series D Convertible Preferred Stock and Series E Convertible Preferred Stock entitled to receive Merger Consideration having received aggregate cash payments from the Initial Cash Merger Consideration, the Second Cash Merger Consideration, the Milestone Payments and the Earn Out Payments equal to the Liquidation Values of such shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock.

“Series E Convertible Preferred Stock” means the Series E Convertible Preferred Stock of the Company.

“Series E Junior Convertible Preferred Earn Out Amount” means the Net Earn Out Payment Amount to be received by the holders of Series E Junior Convertible Preferred Stock after the Series D & E Convertible Preferred Preference Satisfaction and up to the Series Junior E Preferred Preference Satisfaction, as set forth in Section 1.7(g).

“Series E Junior Convertible Preferred Per Share Earn Out Amount” means the quotient obtained by dividing the Series E Junior Convertible Earn Out Amount to be paid to holders of Company Series E Convertible Junior Preferred Stock by the number of shares of Series E Junior Convertible Preferred Stock outstanding immediately prior to the Effective Time.

“Series E Junior Convertible Preferred Preference Satisfaction” means the payment which results in the holders of all Series E Junior Convertible Preferred Stock have received aggregate Earn Out Payments equal to the liquidation preference of such shares of Series E Junior Convertible Preferred Stock including accrued dividends to the Effective Date, as set forth in the Company’s Amended and Restated Certificate of Incorporation.

“Series E Junior Convertible Preferred Stock” means the Series E Junior Convertible Preferred Stock of the Company.

“Severance Payment” means all Company employee severance payments required to be paid pursuant to the terms of the employee employment agreements and the employee separation payment agreements in effect on the Closing Date.

“SNS” means (i) the Strategic National Stockpile program (also referred to as the National Pharmaceutical Stockpile program) or any successor or similar program in the United States, and/or (ii) any United States federal Governmental Body (or portion thereof) that operates for, with, in connection with or to support any program covered by the foregoing clause (i) of this definition (including the Department of Health and Human Services (including its BARDA)).

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“Stockholders’ Representative Agreement” means the engagement agreement between the Company and the Stockholders’ Representative entered into on or prior to the date of this Agreement, as amended from time to time in accordance with its terms.

“Stockholders’ Representative Expense Fund” means an amount of cash equal to $250,000, to be held by the Stockholders’ Representative in accordance with this Agreement and the Stockholders’ Representative Agreement.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Third Milestone Occurrence Notice” has the meaning set forth in Section 1.7(e).

“Third Milestone Payment Event” means the payment of any Milestone Proceeds such that, after receiving such payment, the aggregate, cumulative amount of Milestone Proceeds first exceeds $28 million.

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“Third Milestone Payment Amount” shall mean (i) the sum of all Milestone Proceeds received during the period beginning with the Second Payment Date and ending on the Third Payment Date; minus (ii) the amount equal to (A) the maximum federal and applicable state corporate income tax rate multiplied by (B) the amount determined in subpart (i) above minus all Milestone Deductions; plus (iii) 20% of the amount equal to (A) the maximum federal and applicable state corporate income tax rate multiplied by (B) the excess of the Parent’s tax deductions (including net operating loss carryovers) actually used for the year in which the Third Milestone Payment Event occurs over its gross income for such year, such gross income (and deductions) computed without regard to the amount determined in subpart (i) above or the Milestone Deductions; provided, however that the amount computed in this subpart (iii) cannot exceed 20% of the amount computed in subpart (ii) and cannot be less than $0; minus (iv) without duplication, any Adjustments and Purchase Price Reductions incurred through such date that decrease the aggregate Merger Consideration that have not yet been recovered; plus (v) without duplication, any Adjustments incurred through such date that increase the aggregate Merger Consideration; minus (vi) any amounts for which there is then a current right to set off under Section 11.

“Third Payment Date” has the meaning set forth in Section 1.7(e).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“True-Up Payment” means any payment to the Surviving Corporation (or its Affiliates) after Closing of adjustments from HHS/ASPR/BARDA related to advance research development contracts (including HHSO100201100034C) of the Company with HHS/ASPR/BARDA with respect to any periods prior to 2022 (or portions thereof). Solely for information purposes, it is expected that (i) the True-Up Payments to be received with respect to 2018 will be approximately $558,115 in total, and (ii) the True-Up Payments to be received with respect to 2019 will be approximately $296,592 in total. But for the avoidance of doubt, the True-Up Payment amounts shall be determined based on the actual amounts received, not such expected amounts.

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EXHIBIT B

Amended and Restated Certificate of Surviving Corporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ELUSYS THERAPEUTICS, INC.

FIRST: The name of the corporation is: Elusys Therapeutics, Inc.

SECOND: The address of its registered office in the State of Delaware is to be located at The Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”).

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Million (1,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”).

The holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Shares of Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-laws of the corporation.

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-laws may provide. The books of the corporation may be kept (subject to any provisions contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the corporation. Elections of directors need not be by written ballot unless the By-laws of the corporation shall so provide.

SEVENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

EIGHTH: The corporation shall indemnify each director and officer of the corporation, his or her heirs, executors and administrators, and may indemnify each employee and agent of the corporation, his or her heirs, executors and administrators and all other persons whom the corporation is authorized to indemnify under the provisions of the Delaware General Corporation Law, to the greatest extent permitted or provided by law: (a) against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any action, suit or proceeding , whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise; and (b) against all expenses (including attorney’s fees) actually and reasonably incurred by him or her in connection with the defense or settlement of any action or suit by or in the right of the corporation, or in connection with any appeal therein, or otherwise; and no provision of this Article EIGHTH is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the Delaware General Corporation Law upon the corporation to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the Delaware General Corporation Law or any other law now or hereafter in effect.

Any repeal or modification of this Article EIGHTH shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article EIGHTH in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

NINTH: No director of this corporation shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability (i) for any breach of a director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law as the same exists or hereafter may be amended; or (iv) for any transaction from which the director derived an improper benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then liability of a director of the corporation, in addition to limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of directors of the corporation existing at the time of such repeal or modification.

TENTH: Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation; (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the corporation to the corporation or the corporation’s stockholders; (3) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the Delaware General Corporation Law, the corporation’s Certificate of Incorporation or the Bylaws of the corporation (as either may be amended or restated); or (4) any action asserting a claim governed by the internal affairs doctrine. This foregoing will not apply to claims arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article TENTH.

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